
07021987

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME BG Advantaged S&P/TSX Income Trust Index Fund

*CURRENT ADDRESS Barclays Global Investors
BCE Place
161 Bay Street, Suite 2500
P.O. Box 614
Toronto, Ontario M5J 2S1

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAR 2 3 2007
THOMSON FINANCIAL

FILE NO. 82- 35069 FISCAL YEAR 12/31/05

- *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: EBS
DATE : 3/22/07

082-35069

12-31-05

annual REPORT

BARCLAYS *funds*

from BARCLAYS GLOBAL INVESTORS

Table of Contents

	Page
Barclays Advantaged S&P®/TSX® Income Trust Index Fund	2
Barclays Canada S&P/TSX Institutional Index Fund	4
Barclays Advantaged Equal Weighted Income Fund	6
Barclays Equal Weighted Income Fund	8
Barclays Advantaged Corporate Bond Fund	12
Barclays Corporate Bond Fund	14
Barclays Income + Growth Split Trust	18
Barclays Top 100 Equal Weighted Income Fund	22
Notes to Financial Statements	25
Auditors' Report	36

BARCLAYS *funds*

Statements of Financial Position
As at December 31 (note 1)

	2005	2004
Assets		
Investments — at market value	$209,157,528	$274,850,562
Cash	104,361	182,073
Net unrealized gain on forward contracts (note 4)	35,739,640	—
	245,001,529	275,032,635
Liabilities		
Net unrealized loss on forward contracts (note 4)	—	34,673,386
Trustee fees payable	33,488	31,605
Forward agreement fees payable (note 3)	59,012	74,718
Forward agreement stock borrowing cost payable (note 3)	17,991	32,500
Other expenses payable	159,506	231,753
Distributions payable	1,359,486	1,368,600
	1,629,483	36,412,562
Net asset value	$243,372,046	$238,620,073
Unitholders' equity		
Unit capital	$146,409,737	$173,489,609
Retained earnings	96,962,309	65,130,464
	$243,372,046	$238,620,073
Number of units issued and outstanding (note 8)	15,452,215	18,310,249
Net asset value per unit	$ 15.75	$ 13.03
Average cost of investments	$126,422,297	$148,187,824

Statements of Operations
For the years ended December 31 (note 1)

	2005	2004
Revenue		
Dividend income	$ 147,720	$ —
Interest income	26,778	3,992
	174,498	3,992
Expenses		
Trustee fees	392,249	349,640
Forward agreement fees	1,351,782	1,208,847
Forward agreement stock borrowing costs	486,300	563,577
Audit fees	4,783	31,102
Legal fees	17,380	13,398
Issue expenses	—	68,183
Custody fees	6,700	6,843
Recordkeeping expenses	14,991	15,980
Other expenses	101,629	108,910
Unitholders communication costs	5,945	93,782
	2,381,759	2,460,262
Net investment loss for the year	(2,207,261)	(2,456,270)
Gain on investments		
Net realized gain on sale of investments	40,132,065	3,841,165
Change in unrealized appreciation in value of forward contracts	70,413,026	1,364,582
Change in unrealized appreciation (depreciation) in value of investments	(43,927,507)	45,578,327
Net gain on investments	66,617,584	50,784,074
Increase in net assets from operations	$ 64,410,323	$ 48,327,804
Increase in net assets from operations per unit	$ 3.76	$ 2.56
Retained earnings		
Retained earnings — beginning of year	$ 65,130,464	$ 35,495,219
Increase in net assets from operations	64,410,323	48,327,804
Distribution paid	(16,692,808)	(17,029,193)
Cost of units repurchased in excess of stated value	(15,885,670)	(1,663,366)
Retained earnings — end of year	$ 96,962,309	$ 65,130,464

* The values of the Barclays Advantaged S&P/TSX Income Trust Index Fund is derived from the returns of the index portfolio held by the Barclays Canada S&P/TSX Institutional Index Fund.

Approved on behalf of the trustee
Barclays Global Investors Canada Limited



Rajiv Silgardo
Director



William Chinery
Director

The accompanying notes are an integral part of the financial statements.

Statements of Changes in Net Assets
For the years ended December 31 (note 1)

	2005	2004
Net assets — beginning of year	$238,620,073	$217,775,269
Increase in net assets from operations	64,410,323	48,327,804
Capital transactions		
Redemption of units	(42,965,542)	(10,453,807)
Net capital transactions	(42,965,542)	(10,453,807)
Distributions (note 9)		
Capital gains	(7,965,767)	(2,137,944)
Return of capital	(8,727,041)	(14,891,249)
Total distributions	(16,692,808)	(17,029,193)
Increase in net assets for the year	4,751,973	20,844,804
Net assets — end of year	$243,372,046	$238,620,073

Statement of Portfolio Investments
As at December 31, 2005

Security	Holdings	Average cost	Market value	Percentage of net assets
Canadian common stocks		(in $000s)	(in $000s)	%
Energy				
Western Oil Sands, Inc. — Class A	679,936	9,553	18,909	
		9,553	18,909	7.8
Health Care				
Angiotech Pharmaceuticals, Inc.	563,301	9,953	8,641	
Patheon, Inc.	2,162,232	14,552	12,130	
		24,505	20,771	8.5
Industrials				
Westjet Airlines, Ltd.	829,222	9,561	10,166	
		9,561	10,166	4.2
Information Technology				
ATI Technologies, Inc.	1,086,767	9,859	21,518	
CGI Group, Inc.	1,214,868	9,549	11,298	
Cognos, Inc.	256,193	9,723	10,389	
Nortel Networks Corp.	3,965,073	14,552	14,076	
Research In Motion, Ltd.	790,121	9,722	60,642	
		53,405	117,923	48.4
Materials				
Canfor Corp.	769,207	9,954	10,331	
Inco, Ltd.	371,479	9,723	18,760	
Kinross Gold Corp.	1,145,090	9,721	12,298	
		29,398	41,389	17.0
Total Canadian common stocks		126,422	209,158	85.9
Other assets and liabilities			34,214	14.1
Net assets			243,372	100.0

The accompanying notes are an integral part of the financial statements.

Barclays Canada S&P/TSX Institutional Index Fund

Statements of Financial Position
As at December 31

	2005	2004
Assets		
Investments — at market value	$241,952,506	$235,936,743
Cash	1,255,418	2,705,135
Securities lending income receivable	19,724	—
Accounts receivable securities sold	318,184	—
Distributions receivable from underlying trust units	2,168,870	1,684,624
	245,714,702	240,326,502
Liabilities		
Accounts payable securities purchased	717,307	53,296
Trustee fees payable	89,799	84,836
Other expenses payable	10,428	11,194
	817,534	149,326
Net asset value	$244,897,168	$240,177,176
Unitholders' equity		
Unit capital	$170,490,395	$172,704,126
Retained earnings	74,406,773	67,473,050
	$244,897,168	$240,177,176
Number of units issued and outstanding (note 8)	15,484,130	18,310,627
Net asset value per unit	$ 15.82	$ 13.12
Average cost of investments	$155,955,335	$173,533,869

Statements of Operations
For the years ended December 31 (note 1)

	2005	2004
Revenue		
Distributions from underlying trust units	$ 14,792,094	$ 13,816,251
Interest income	13,967	20,367
Securities lending income	359,041	230,470
	15,165,102	14,067,088
Expenses		
Trustee fees	1,051,877	938,097
Audit fees	12,433	14,246
Custody fees	6,592	6,260
Recordkeeping expenses	100	—
Other expenses	51,991	56,137
	1,122,993	1,014,740
Net investment income for the year	14,042,109	13,052,348
Gain on investments		
Net realized gain on sale of investments	29,128,913	12,358,717
Change in unrealized appreciation in value of investments	23,594,297	25,373,005
Net gain on investments	52,723,210	37,731,722
Increase in net assets from operations	$ 66,765,319	$ 50,784,070
Increase in net assets from operations per unit	$ 3.89	$ 2.69
Retained earnings		
Retained earnings — beginning of year	$ 67,473,050	$ 37,980,039
Increase in net assets from operations	66,765,319	50,784,070
Distribution paid	(43,523,946)	(19,479,848)
Cost of units repurchased in excess of stated value	(16,307,650)	(1,811,211)
Retained earnings — end of year	$ 74,406,773	$ 67,473,050

Approved on behalf of the trustee
Barclays Global Investors Canada Limited



Rajiv Silgardo
Director



William Chinery
Director

The accompanying notes are an integral part of the financial statements.

BARCLAYS *funds*

Statements of Changes in Net Assets

For the years ended December 31 (note 1)

	2005	2004
Net assets — beginning of year	$240,177,176	$219,326,761
Increase in net assets from operations	66,765,319	50,784,070
Capital transactions		
Redemption of units	(42,967,011)	(10,453,807)
Reinvestment of distributions	24,445,630	—
Net capital transactions	(18,521,381)	(10,453,807)
Distributions (note 9)		
Capital gains	(29,162,660)	(6,529,689)
Net income	(14,361,286)	(12,950,159)
Total distributions	(43,523,946)	(19,479,848)
Increase in net assets for the year	4,719,992	20,850,415
Net assets — end of year	$244,897,168	$240,177,176

Statement of Portfolio Investments

As at December 31, 2005

Security	Holdings	Average cost	Market value	Percentage of net assets
		(in $000s)	(in $000s)	%
Canadian income trusts				
Consumer Discretionary				
Consumers' Waterheater Income Fund (The)	78,064	1,053	1,222	
UE Waterheater Income Fund	96,873	1,361	1,337	
Yellow Pages Income Fund	929,209	11,145	15,146	
		13,559	17,705	7.2
Consumer Staples				
Connors Brothers Income Fund	101,301	1,656	1,088	
KCP Income Fund	39,426	391	363	
		2,047	1,451	0.6
Energy				
Acclaim Energy Trust	215,124	1,597	4,077	
Advantage Energy Income Fund	113,350	1,544	2,542	
AltaGas Income Trust	102,891	2,065	2,876	
ARC Energy Trust	372,777	4,449	9,875	
Baytex Energy Trust	134,791	1,379	2,386	
Bonavista Energy Trust	157,638	2,975	6,006	
Canadian Oil Sands Trust	182,088	6,284	22,943	
CCS Income Trust	83,416	1,322	3,086	
Crescent Point Energy Trust	40,370	859	835	
Daylight Energy Trust	58,800	766	731	
Enerplus Resources Fund	230,713	7,334	12,888	
Esprit Energy Trust	64,000	824	861	
Fairborne Energy Trust	44,800	758	739	
Focus Energy Trust	71,392	946	1,836	
Fort Chicago Energy Partners, LP	254,916	2,093	3,056	
Freehold Royalty Trust	37,900	701	713	
Harvest Energy Trust	49,299	1,821	1,833	
Inter Pipeline Fund	361,796	2,218	3,636	
Ketch Resources Trust	54,000	612	607	
Keyera Facilities Income Fund	58,907	1,314	1,281	
NAL Oil & Gas Trust	144,080	1,238	2,605	
Paramount Energy Trust	60,106	1,361	1,333	
Pembina Pipeline Income Fund	220,977	2,564	3,525	
Pengrowth Energy Trust	313,667	4,053	7,105	
Penn West Energy Trust	160,600	6,004	6,101	
Petrofund Energy Trust	229,870	2,691	4,710	
Peyto Energy Trust	200,802	2,819	5,098	
Precision Drilling Trust	121,900	4,527	4,678	
PrimeWest Energy Trust	155,525	3,537	5,583	
Progress Energy Trust	138,360	1,744	2,376	
Provident Energy Trust	327,601	3,217	4,111	
Shiningbank Energy Income Fund	133,267	2,088	3,885	
StarPoint Energy Trust	91,077	2,062	2,077	
Trilogy Energy Trust	32,300	797	769	
Trinidad Energy Services Income Trust	60,187	970	952	
True Energy Trust	34,756	739	723	
Vermilion Energy Trust	122,645	1,767	3,647	
Viking Energy Royalty Trust	350,677	2,023	3,226	
		86,062	145,311	59.3
Financials				
Boardwalk REIT	94,978	1,388	2,013	
Calloway REIT	108,492	2,030	2,576	
Canadian Apartment Properties REIT	109,125	1,557	1,762	
Canadian REIT	112,440	1,358	2,533	
Chartwell Seniors Housing REIT	96,918	1,340	1,551	
Davis & Henderson Income Fund	74,647	1,024	1,731	
Dundee REIT	21	1	1	
H&R REIT	217,295	2,924	4,520	
InnVest REIT	94,253	970	1,182	
Legacy Hotels REIT	174,768	1,055	1,398	
Primaris Retail REIT	98,350	1,271	1,607	
Retirement Residences REIT	179,453	1,579	1,570	
RioCan REIT	384,014	4,782	8,752	
Summit REIT	132,273	1,767	3,250	
		23,046	34,446	14.1
Health Care				
CML Healthcare Income Fund	156,660	2,115	2,256	
		2,115	2,256	0.9
Industrials				
BFI Canada Income Fund	98,160	2,070	2,757	
Mullen Group Income Fund	27,300	856	892	
Newalta Income Fund	56,902	1,050	1,660	
Superior Plus Income Fund	167,844	3,615	3,944	
TransForce Income Fund	96,344	1,523	1,644	
Westshore Terminals, Inc.	138,479	1,946	1,656	
		11,060	12,553	5.1
Materials				
Fording Canadian Coal Trust	289,219	4,834	11,632	
Labrador Iron Ore Royalty Income Fund	63,853	1,798	1,709	
Noranda Income Fund	17,401	169	208	
Timberwest Forest Corp.	152,180	1,793	2,344	
		8,594	15,893	6.5
Telecommunication Services				
Bell Nordiq Income Fund	67,452	878	1,201	
		878	1,201	0.5
Utilities				
Algonquin Power Income Fund	137,113	1,010	1,433	
Calpine Power Income Fund	120,259	1,079	966	
Energy Savings Income Fund	188,612	1,817	3,582	
EPCOR Power LP	64,732	1,915	2,282	
Northland Power Income Fund	97,011	1,305	1,446	
Transalta Power, LP	145,736	1,468	1,428	
		8,594	11,137	4.6
Total Canadian income trusts		155,955	241,953	98.8
Other assets and liabilities			2,944	1.2
Net assets			244,897	100.0

The accompanying notes are an integral part of the financial statements.

Barclays Advantaged Equal Weighted Income Fund*

Statements of Financial Position
As at December 31

	2005	2004
Assets		
Investments — at market value	$121,477,782	$165,614,342
Cash	329,444	293,206
Net unrealized gain on forward contracts (note 4)	40,750,104	30,519,348
	162,557,330	196,426,896
Liabilities		
Trustee fees payable	53,424	49,768
Forward agreement fees payable (note 3)	82,635	61,318
Forward agreement stock borrowing cost payable (note 3)	25,561	21,545
Service fees payable	132,422	154,430
Issue expenses payable	—	2,680
Other expenses payable	49,523	57,362
Distributions payable	774,117	1,181,855
	1,117,682	1,528,958
Net asset value	$161,439,648	$194,897,938
Unitholders' equity		
Unit capital	$120,756,610	$159,303,393
Retained earnings	40,683,038	35,594,545
	$161,439,648	$194,897,938
Number of units issued and outstanding (note 8)	12,744,761	16,813,023
Net asset value per unit	$ 12.67	$ 11.59
Average cost of investments	$100,477,344	$135,476,932

Statements of Operations
For the years ended December 31 (note 1)

	2005	2004
Revenue		
Dividend income	$ 100,642	$ —
Interest income	5,507	5,838
	106,149	5,838
Expenses		
Trustee fees	839,662	788,371
Forward agreement fees	1,090,770	1,020,475
Forward agreement stock borrowing costs	317,953	357,542
Service fees (note 10)	629,747	609,996
Audit fees	4,783	19,529
Legal fees	20,069	18,376
Issue expenses	—	229,135
Custody fees	4,662	5,321
Recordkeeping expenses	12,728	11,319
Other expenses	102,307	126,536
Unitholders communication costs	49,870	68,778
	3,072,551	3,255,378
Net investment loss for the year	(2,966,402)	(3,249,540)
Gain on investments		
Net realized gain (loss) on sale of investments	27,993,780	(1,296,872)
Change in unrealized appreciation in value of forward contracts	10,230,755	17,699,445
Change in unrealized appreciation (depreciation) in value of investments	(9,136,972)	24,249,222
Net gain on investments	29,087,563	40,651,795
Increase in net assets from operations	$ 26,121,161	$ 37,402,255
Increase in net assets from operations per unit	$ 1.61	$ 2.13
Retained earnings		
Retained earnings — beginning of year	$ 35,594,545	$ 14,819,465
Increase in net assets from operations	26,121,161	37,402,255
Distribution paid	(13,620,085)	(15,312,251)
Cost of units repurchased in excess of stated value	(7,412,583)	(1,314,924)
Retained earnings — end of year	$ 40,683,038	$ 35,594,545

* The value of the Barclays Advantaged Equal Weighted Income Fund is derived from the return of the index portfolio held by the Barclays Equal Weighted Income Fund.

Approved on behalf of the trustee
Barclays Global Investors Canada Limited



Rajiv Silgardo
Director



William Chinery
Director

The accompanying notes are an integral part of the financial statements.

Statements of Changes in Net Assets
For the years ended December 31 (note 1)

	2005	2004
Net assets — beginning of year	$194,897,938	$182,290,090
Increase in net assets from operations	26,121,161	37,402,255
Capital transactions		
Redemption of units	(45,959,366)	(9,482,156)
Net capital transactions	(45,959,366)	(9,482,156)
Distributions (note 9)		
Return of capital	(13,620,085)	(15,312,251)
Total distributions	(13,620,085)	(15,312,251)
Increase (decrease) in net assets for the year	(33,458,290)	12,607,848
Net assets — end of year	$161,439,648	$194,897,938

Statement of Portfolio Investments
As at December 31, 2005

Security	Holdings	Average cost	Market value	Percentage of net assets
Canadian common stocks		(in $000s)	(in $000s)	%
Energy				
Western Oil Sands, Inc. — Class A	517,679	7,315	14,397	
		7,315	14,397	8.9
Health Care				
Angiotech Pharmaceuticals, Inc.	416,897	7,333	6,395	
Patheon, Inc.	1,623,144	11,313	9,106	
		18,646	15,501	9.6
Industrials				
Westjet Airlines, Ltd.	569,877	6,553	6,987	
		6,553	6,987	4.3
Information Technology				
ATI Technologies, Inc.	408,495	8,475	8,088	
CGI Group, Inc.	938,985	7,315	8,733	
Cognos, Inc.	183,079	8,392	7,424	
Nortel Networks Corp.	3,082,645	11,314	10,943	
Research In Motion, Ltd.	293,015	8,392	22,489	
		43,888	57,677	35.7
Materials				
Canfor Corp.	571,567	7,333	7,676	
Inco, Ltd.	208,385	8,349	10,523	
Kinross Gold Corp.	811,630	8,393	8,717	
		24,075	26,916	16.7
Total Canadian common stocks		100,477	121,478	75.2
Other assets and liabilities			39,962	24.8
Net assets			161,440	100.0

The accompanying notes are an integral part of the financial statements.

Barclays Equal Weighted Income Fund

Statements of Financial Position
As at December 31,

	2005	2004
Assets		
Investments — at market value	$176,806,391	$211,078,857
Cash	1,459,421	1,884,799
Deferred loan interest (note 6)	34,974	36,153
Securities lending income receivable	10,871	—
Accounts receivable securities sold	3,675,666	505,083
Distributions receivable from underlying trust units	1,593,512	1,600,127
	183,580,835	215,105,019
Liabilities		
Accounts payable securities purchased	2,661,196	249,463
Trustee fees payable	20,265	26,050
Net unrealized loss on interest rate swap (note 6)	66,645	77,736
Other expenses payable	4,843	18,080
Loans (note 6)	18,600,000	18,600,000
	21,352,949	18,971,329
Net asset value	$162,227,886	$196,133,690
Unitholders' equity		
Unit capital	$136,343,083	$159,646,853
Retained earnings	25,884,803	36,486,837
	$162,227,886	$196,133,690
Number of units issued and outstanding (note 8)	13,003,674	16,777,021
Net asset value per unit	$ 12.48	$ 11.69
Average cost of investments	$141,407,864	$175,417,553

Statements of Operations
For the years ended December 31 (note 1)

	2005	2004
Revenue		
Distributions from underlying trust units	$ 12,541,497	$ 12,826,075
Interest income	63,429	23,269
Securities lending income	271,806	113,691
	12,876,732	12,963,035
Expenses		
Trustee fees	318,307	297,532
Audit fees	12,433	4,406
Interest expenses	575,605	533,691
Net realized loss on interest rate swap	424,863	492,585
Custody fees	5,597	5,832
Other expenses	68,701	74,515
Withholding taxes	—	2,283
	1,405,506	1,410,844
Net investment income for the year	11,471,226	11,552,191
Gain on investments		
Net realized gain on sale of investments	17,968,684	8,239,705
Change in unrealized appreciation in value of interest rate swap contracts	11,091	8,133
Change in unrealized appreciation (depreciation) in value of investments	(262,777)	20,851,674
Net gain on investments	17,716,998	29,099,512
Increase in net assets from operations	$ 29,188,224	$ 40,651,703
Increase in net assets from operations per unit	$ 1.78	$ 2.32
Retained earnings		
Retained earnings — beginning of year	$ 36,486,837	$ 15,725,710
Increase in net assets from operations	29,188,224	40,651,703
Distribution paid	(29,737,288)	(18,496,374)
Cost of units repurchased in excess of stated value	(10,052,970)	(1,394,202)
Retained earnings — end of year	$ 25,884,803	$ 36,486,837

Approved on behalf of the trustee
Barclays Global Investors Canada Limited



Rajiv Silgardo
Director



William Chinery
Director

The accompanying notes are an integral part of the financial statements.

Statements of Changes in Net Assets
For the years ended December 31 (note 1)

	2005	2004
Net assets — beginning of year	$196,133,690	$183,782,519
Increase in net assets from operations	29,188,224	40,651,703
Capital transactions		
Redemption of units	(45,959,395)	(9,804,158)
Reinvestment of distributions	12,602,655	—
Net capital transactions	(33,356,740)	(9,804,158)
Distributions (note 9)		
Capital gains	(18,102,503)	(6,927,963)
Net income	(11,634,785)	(11,568,411)
Total distributions	(29,737,288)	(18,496,374)
Increase (decrease) in net assets for the year	(33,905,804)	12,351,171
Net assets — end of year	$162,227,886	$196,133,690

Statement of Cash Flow
For the years ended December 31 (note 1)

	2005	2004
Cash provided by (used in)		
Operating		
Net investment income for the year	$ 11,471,226	$ 11,552,191
Purchase of investments securities	(67,062,643)	(89,751,497)
Proceeds from disposition of investment securities	118,282,166	107,179,128
Decrease in amounts of deferred loan interest	1,179	2,610
Decrease (increase) in other receivables	(4,256)	270,711
Decrease in other payables	(19,022)	(178,022)
Net cash provided by operating activities	62,668,650	29,075,121
Financing		
Unitholder redemptions	(45,959,395)	(9,804,158)
Distributions	(17,134,633)	(18,496,374)
Net cash used in financing activities	(63,094,028)	(28,300,532)
Increase (decrease) in cash during the year	$ (425,378)	$ 774,589
Balance of cash beginning of year	$ 1,884,799	$ 1,110,210
Balance of cash end of year	$ 1,459,421	$ 1,884,799

Statement of Portfolio Investments
As at December 31, 2005

Security	Holdings	Average cost	Market value	Percentage of net assets
Canadian income trusts		(in $000s)	(in $000s)	%
Consumer Discretionary				
Consumers' Waterheater Income Fund (The)	156,623	2,121	2,451	
Gateway Casinos Income Fund	52,628	1,073	840	
UE Waterheater Income Fund	174,040	2,233	2,402	
Yellow Pages Income Fund	154,900	1,764	2,525	
		7,191	8,218	5.1
Consumer Staples				
Clearwater Seafoods Income Fund	243,456	2,204	913	
Connors Brothers Income Fund	243,821	3,467	2,619	
KCP Income Fund	142,090	1,358	1,307	
Rogers Sugar Income Fund	329,712	1,327	1,220	
		8,356	6,059	3.7
Energy				
Acclaim Energy Trust	133,255	1,093	2,525	
Advantage Energy Income Fund	110,369	1,573	2,476	
AltaGas Income Trust	88,105	1,715	2,462	
ARC Energy Trust	93,470	1,269	2,476	
Baytex Energy Trust	142,733	1,417	2,526	
Bonavista Energy Trust	66,488	1,194	2,533	
Canadian Oil Sands Trust	18,976	751	2,391	
CCS Income Trust	74,329	1,164	2,750	
Crescent Point Energy Trust	53,898	1,136	1,115	
Daylight Energy Trust	173,246	2,204	2,153	
Enerplus Resources Fund	43,463	1,569	2,428	
Esprit Energy Trust	92,984	1,200	1,252	
Fairborne Energy Trust	78,784	1,281	1,300	
Focus Energy Trust	99,480	1,373	2,559	
Fort Chicago Energy Partners, LP	202,522	1,784	2,428	
Freehold Royalty Trust	57,599	1,063	1,083	
Harvest Energy Trust	34,816	1,289	1,295	
Inter Pipeline Fund	246,063	1,561	2,473	
Ketch Resources Trust	119,385	1,339	1,342	
Keyera Facilities Income Fund	63,300	1,422	1,377	
NAL Oil & Gas Trust	136,765	1,082	2,473	
Paramount Energy Trust	55,272	1,257	1,225	
Pembina Pipeline Income Fund	159,370	1,940	2,542	
Pengrowth Energy Trust	108,828	1,604	2,465	
Penn West Energy Trust	20,700	771	786	
Petrofund Energy Trust	119,686	1,806	2,452	
Peyto Energy Trust	91,073	1,340	2,312	
Precision Drilling Trust	66,300	2,462	2,545	
PrimeWest Energy Trust	68,429	1,530	2,457	
Progress Energy Trust	147,434	2,167	2,531	
Provident Energy Trust	189,220	1,878	2,375	
Shiningbank Energy Income Fund	93,116	1,448	2,714	
StarPoint Energy Trust	47,895	1,081	1,092	
Trilogy Energy Trust	96,480	2,378	2,296	
Trinidad Energy Services Income Trust	134,471	2,167	2,127	
True Energy Trust	54,536	1,157	1,134	
Vermilion Energy Trust	83,552	1,227	2,485	
Viking Energy Royalty Trust	270,070	1,473	2,485	
		56,165	79,440	49.0
Financials				
Boardwalk REIT	122,249	1,800	2,590	
Calloway REIT	107,616	1,766	2,555	
Canadian Apartment Properties REIT	157,838	2,182	2,549	
Canadian REIT	117,710	1,651	2,652	
Chartwell Seniors Housing REIT	161,616	2,158	2,586	
Davis & Henderson Income Fund	112,529	1,760	2,609	
Dundee REIT	29,992	717	771	
H&R REIT	122,185	1,807	2,541	
InnVest REIT	199,416	2,065	2,501	
Legacy Hotels REIT	342,862	2,288	2,743	

The accompanying notes are an integral part of the financial statements.

Statement of Portfolio Investments
As at December 31, 2005

Security	Holdings	Average cost	Market value	Percentage of net assets
		(in $000s)	(in $000s)	%
Primaris Retail REIT	156,114	1,872	2,551	
Retirement Residences REIT	288,232	2,763	2,522	
RioCan REIT.............	113,709	1,561	2,591	
Summit REIT	103,696	1,538	2,548	
		25,928	34,309	21.1
Health Care				
CML Healthcare Income Fund	174,512	2,503	2,513	
		2,503	2,513	1.6
Industrials				
BFI Canada Income Fund ..	88,769	1,587	2,493	
Mullen Group Income Fund	59,500	1,864	1,945	
Newalta Income Fund......	95,440	1,781	2,785	
Superior Plus Income Fund	102,029	2,458	2,398	
TransForce Income Fund ...	152,929	2,540	2,609	
Westshore Terminals, Inc. ..	212,283	2,752	2,539	
		12,982	14,769	9.1
Materials				
Chemtrade Logistics Income Fund	35,423	615	379	
Fording Canadian Coal Trust	56,066	782	2,255	
Labrador Iron Ore Royalty Income Fund	93,914	2,493	2,513	
Noranda Income Fund	162,730	1,627	1,945	
SFK Pulp Fund	51,527	294	232	
Timberwest Forest Corp. ...	165,461	1,989	2,548	
		7,800	9,872	6.1
Telecommunication Services				
Bell Nordiq Income Fund...	140,959	1,892	2,509	
		1,892	2,509	1.5
Utilities				
Algonquin Power Income Fund	243,231	2,098	2,542	
Boralex Power Income Fund	102,851	933	1,031	
Calpine Power Income Fund	306,323	2,774	2,460	
Clean Power Income Fund ..	303,446	2,287	1,350	
Energy Savings Income Fund	127,848	1,557	2,428	
EPCOR Power LP	69,180	2,290	2,439	
GAZ Metro, LP...........	62,127	1,277	1,216	
Great Lakes Hydro Income Fund	27,377	389	497	
Northland Power Income Fund	172,722	2,356	2,575	
Transalta Power, LP	263,215	2,630	2,579	
		18,591	19,117	11.8
Total Canadian income trusts		141,408	176,806	109.0
Other assets and liabilities ..			(14,578)	(9.0)
Net assets			162,228	100.0

The accompanying notes are an integral part of the financial statements.

(This page intentionally left blank)

Barclays Advantaged Corporate Bond Fund*

Statements of Financial Position
As at December 31

	2005	2004
Assets		
Investments — at market value	$67,481,840	$ 94,792,900
Cash	83,637	47,147
Net unrealized gain on forward contracts (note 4)	7,018,058	12,718,261
	74,583,535	107,558,308
Liabilities		
Trustee fees payable	18,152	25,865
Forward agreement fees payable (note 3)	34,866	33,893
Forward agreement stock borrowing cost payable (note 3)	13,085	12,271
Service fees payable	38,367	56,900
Issue expenses payable	—	1,106
Other expenses payable	36,835	87,858
Payable for units redeemed	606,251	—
Distributions payable	330,347	460,812
	1,077,903	678,705
Net asset value	$73,505,632	$106,879,603
Unitholders' equity		
Unit capital	$77,550,307	$109,154,843
Contributed surplus	61,247	68,597
Retained deficit	(4,105,922)	(2,343,837)
	$73,505,632	$106,879,603
Number of units issued and outstanding (note 8)	8,184,729	11,520,300
Net asset value per unit	$ 8.98	$ 9.28
Average cost of investments	$62,789,089	$ 94,645,899

Statements of Operations
For the periods ended December 31 (note 1)

	2005	2004
Revenue		
Distributions from underlying trust units	$ 48,380	$ —
Interest income	19,828	45,002
	68,208	45,002
Expenses		
Trustee fees	259,711	254,652
Forward agreement fees	516,954	506,275
Forward agreement stock borrowing cost	167,616	168,537
Service fees (note 10)	199,778	195,546
Audit fees	4,783	19,136
Legal fees	9,864	10,955
Issue expenses	—	1,104,797
Custody fees	2,274	2,706
Recordkeeping expenses	12,728	12,629
Other expenses	61,853	85,304
Unitholders communication costs	28,821	68,947
	1,264,382	2,429,484
Net investment loss for the period	(1,196,174)	(2,384,482)
Gain on investments		
Net realized gain (loss) on sale of investments	4,694,453	(7,949,162)
Change in unrealized appreciation (depreciation) in value of forward contracts	(5,700,204)	12,718,261
Change in unrealized appreciation in value of investments	4,545,750	147,001
Net gain on investments	3,539,999	4,916,100
Increase in net assets from operations	$ 2,343,825	$ 2,531,618
Increase in net assets from operations per unit	$ 0.23	$ 0.22
Retained deficit		
Retained deficit — beginning of period	$(2,343,837)	$ —
Increase in net assets from operations	2,343,825	2,531,618
Distribution paid	(4,881,012)	(4,875,455)
Cost of units repurchased below stated value	775,102	—
Retained deficit — end of period	$(4,105,922)	$(2,343,837)

* The value of the Barclays Advantaged Corporate Bond Fund is derived from the return of the index portfolio held by the Barclays Corporate Bond Fund.

Approved on behalf of the trustee
Barclays Global Investors Canada Limited



Rajiv Silgardo
Director



William Chinery
Director

The accompanying notes are an integral part of the financial statements.

Statements of Changes in Net Assets
For the periods ended December 31 (note 1)

	2005	2004
Net assets — beginning of period	$ 106,879,603	$ —
Increase in net assets from operations	2,343,825	2,531,618
Capital transactions		
Proceeds from issue of units	267,424	109,989,607
Redemption of units	(31,104,208)	(766,167)
Net capital transactions	(30,836,784)	109,223,440
Distributions (note 9)		
Return of capital	(4,881,012)	(4,875,455)
Total distributions	(4,881,012)	(4,875,455)
Increase (decrease) in net assets for the period	(33,373,971)	106,879,603
Net assets — end of period	$ 73,505,632	$ 106,879,603

Statement of Portfolio Investments
As at December 31, 2005

Security	Holdings	Average cost	Market value	Percentage of net assets
Canadian common stocks		(in $000s)	(in $000s)	%
Energy				
Western Oil Sands, Inc. — Class A	311,629	4,403	8,666	
		4,403	8,666	11.8
Health Care				
Angiotech Pharmaceuticals, Inc.	241,114	4,241	3,699	
Patheon, Inc.	959,282	6,686	5,382	
		10,927	9,081	12.4
Industrials				
Westjet Airlines, Ltd.	296,479	3,410	3,635	
		3,410	3,635	4.9
Information Technology				
ATI Technologies, Inc.	265,517	5,777	5,257	
CGI Group, Inc.	565,251	4,403	5,257	
Cognos, Inc.	137,050	5,736	5,557	
Nortel Networks Corp.	1,821,854	6,686	6,468	
Research In Motion, Ltd.	93,068	5,735	7,143	
		28,337	29,682	40.4
Materials				
Canfor Corp.	330,566	4,241	4,439	
Inco, Ltd.	113,946	5,736	5,754	
Kinross Gold Corp.	579,569	5,735	6,225	
		15,712	16,418	22.3
Total Canadian common stocks		62,789	67,482	91.8
Other assets and liabilities			6,024	8.2
Net assets			73,506	100.0

The accompanying notes are an integral part of the financial statements.

Barclays Corporate Bond Fund

Statements of Financial Position
As at December 31

	2005	2004
Assets		
Investments — at market value	$ 80,371,063	$109,723,020
Cash	1,088,525	823,335
Net unrealized gain on forward currency contracts (note 5)	3,670,382	7,655,671
Deferred loan interest (note 6)	62,279	52,093
Interest receivable	527,568	701,357
Dividend receivable	213,199	—
	85,933,016	118,955,476
Liabilities		
Trustee fees payable	5,282	8,354
Net unrealized loss on interest rate swap (note 6)	17,823	27,937
Other expenses payable	10,013	8,024
Loans (note 6)	11,400,000	11,400,000
	11,433,118	11,444,315
Net asset value	$ 74,499,898	$107,511,161
Unitholders' equity		
Unit capital	$ 86,179,057	$111,030,214
Contributed surplus	22,857	22,857
Retained deficit	(11,702,016)	(3,541,910)
	$ 74,499,898	$107,511,161
Number of units issued and outstanding (note 8)	8,229,509	11,490,481
Net asset value per unit	$ 9.05	$ 9.36
Average cost of investments	$ 91,328,595	$120,187,519

Statements of Operations
For the periods ended December 31 (note 1)

	2005	2004
Revenue		
Interest income	$ 5,937,649	$ 5,623,190
Net gain from forward currency contracts	7,627,485	3,499,141
Other income	204,789	—
	13,769,923	9,122,331
Expenses		
Trustee fees	85,674	84,672
Audit fees	13,436	7,191
Issue expenses	—	206,000
Interest expenses	356,510	266,118
Net realized loss on interest rate swap	241,155	225,360
Custody fees	2,551	2,801
Other expenses	49,342	35,880
	748,668	828,022
Net investment income for the period	13,021,255	8,294,309
Loss on investments		
Net realized loss on sale of investments	(4,964,642)	(541,746)
Change in unrealized appreciation (depreciation) in value of forward currency contracts	(3,985,288)	7,655,671
Change in unrealized appreciation (depreciation) in value of interest rate swap contracts	10,114	(27,937)
Change in unrealized depreciation in value of investments	(493,033)	(10,464,499)
Net loss on investments	(9,432,849)	(3,378,511)
Increase in net assets from operations	$ 3,588,406	$ 4,915,798
Increase in net assets from operations per unit	$ 0.36	$ 0.43
Retained deficit		
Retained deficit — beginning of period	$ (3,541,910)	$ —
Increase in net assets from operations	3,588,406	4,915,798
Distribution paid	(12,760,747)	(8,457,708)
Cost of units repurchased below stated value	1,012,235	—
Retained deficit — end of period	$(11,702,016)	$ (3,541,910)

Approved on behalf of the trustee
Barclays Global Investors Canada Limited



Rajiv Silgardo
Director



William Chinery
Director

The accompanying notes are an integral part of the financial statements.

Statements of Changes in Net Assets
For the periods ended December 31 (note 1)

	2005	2004
Net assets — beginning of period	$107,511,161	—
Increase in net assets from operations	3,588,406	4,915,798
Capital transactions		
Proceeds from issue of units	—	108,939,332
Redemption of units	(30,497,957)	(960,341)
Reinvestment of distributions	6,659,035	3,074,080
Net capital transactions	(23,838,922)	111,053,071
Distributions (note 9)		
Net income	4,226,966	—
Return of capital	8,533,781	8,457,708
Total distributions	(12,760,747)	(8,457,708)
Increase (decrease) in net assets for the period	(33,011,263)	107,511,161
Net assets — end of period	$ 74,499,898	$ 107,511,161

Statement of Cash Flow
For the periods ended December 31 (note 1)

	2005	2004
Cash provided by (used in)		
Operating		
Net investment income for the period	$ 13,021,255	$ 8,294,309
Purchase of investments securities	(49,609,009)	(248,497,904)
Proceeds from disposition of investment securities	73,503,292	127,768,639
Increase in amounts of deferred loan interest	(10,186)	(52,093)
Increase in other receivables	(39,410)	(701,357)
Increase (decrease) in other payables	(1,083)	16,378
Net cash provided by (used in) operating activities	36,864,859	(113,172,028)
Financing		
Proceeds from units issued	—	108,939,332
Unitholder redemptions	(30,497,957)	(960,341)
Reinvestment of distribution	6,659,035	3,074,080
Distributions	(12,760,747)	(8,457,708)
Proceeds from loan	—	11,400,000
Net cash provided by (used in) financing activities	(36,599,669)	113,995,363
Increase in cash during the period	$ 265,190	$ 823,335
Balance of cash beginning of period	$ 823,335	$ —
Balance of cash end of period	$ 1,088,525	$ 823,335

Statement of Portfolio Investments
As at December 31, 2005

Security	Holdings/ Par value	Average cost	Market value	Percentage of net assets
	(in 000s)	(in $000s)	(in $000s)	%
Exchange Traded Fund				
iShares GS $ Investop Corporate Bond Fund	446,672	65,504	55,849	
Total exchange traded fund		65,504	55,849	75.0
US High Yield Corporate Bonds				
AES Corp. (The), Senior Secured Note 8.75% May 15, 2013	405	598	518	
Allied Waste North America, Senior Note 7.25% March 15, 2015	400	462	472	
American Cellular Corp., Series B, Senior Note 10.00% August 01, 2011	425	540	540	
American Tower Corp., Senior Note 7.13% October 15, 2012	400	527	484	
Arch Western Finance LLC, Guaranteed Senior Note 6.75% July 01, 2013	505	691	604	
Cablevision Systems Corp., Series B, Senior Note 8.00% April 15, 2012	405	548	446	
Calpine Corp., Senior Secured Note 8.50% July 15, 2010	410	367	388	
Case New Holland, Inc., Senior Note 9.25% August 01, 2011	415	528	516	
CCH I LLC, Guaranteed Senior Secured Note 11.00% October 01, 2015	475	506	463	
Citizens Communications Co., Senior Note 6.25% January 15, 2013	400	475	454	
DaVita, Inc., Senior Subordinated Note 7.25% March 15, 2015	405	483	483	
Delhaize America, Inc., Note 8.13% April 15, 2011	410	545	525	
Dex Media West LLC/Dex Media Finance Co., Series B, Senior Subordinated Note 9.88% August 15, 2013	503	730	652	
DirecTV Holdings LLC, Senior Note 6.38% June 15, 2015	405	496	465	
Dynegy Holdings, Inc., Senior Secured Note 10.13% July 15, 2013	410	549	539	
Echostar DBS Corp., Senior Note 6.63% October 01, 2014	405	489	457	
El Paso Production Holding Co., Senior Note 7.75% June 01, 2013	505	633	610	
Equistar Chemicals, LP/Equistar Funding Corp., Senior Note 10.63% May 01, 2011	405	551	523	
Fisher Scientific International, Inc., Senior Subordinated Note 6.13% July 01, 2015	425	499	494	
General Motors Acceptance Corp., Global Note 6.75% December 01, 2014	500	508	530	
Goodyear Tire & Rubber Co. (The), Senior Note 9.00% July 01, 2015	405	506	468	
HCA, Inc., Note 6.38% January 15, 2015	505	594	596	
Host Marriott, LP, Senior Note 7.13% November 01, 2013	410	512	501	
International Steel Group, Inc., Senior Note 6.50% April 15, 2014	400	477	470	
KB Home, Senior Note 6.25% June 15, 2015	425	474	483	
L-3 Communications Corp., Senior subordinated Note 6.38% October 15, 2015	515	620	599	
MCI, Inc., Note 7.69% May 01, 2009	400	499	485	
MGM Mirage, Senior Note 6.00% October 01, 2009	415	494	485	

The accompanying notes are an integral part of the financial statements.

Barclays Corporate Bond Fund — continued

Statement of Portfolio Investments
As at December 31, 2005

Security	Holdings/ Par value	Average cost	Market value	Percentage of net assets
	(in 000s)	(in $000s)	(in $000s)	%
Nalco Co., Senior Subordinated Note 8.88% November 15, 2013	410	528	500	
Nortek, Inc., Senior Subordinated Note 8.50% September 01, 2014	405	556	458	
PanAmSat Corp., Senior Note 9.00% August 15, 2014	508	678	626	
Reliant Energy, Inc., Senior Secured Note 6.75% December 15, 2014	405	487	414	
RH Donnelley, Inc., Senior Subordinated Note 10.88% December 15, 2012	475	623	624	
Select Medical Corp., Senior Subordinated Note 7.63% February 01, 2015	450	495	492	
Six Flags, Inc., Senior Note 9.63% June 01, 2014	410	493	469	
Smithfield Foods, Inc., Senior Note 7.00% August 01, 2011	450	541	539	
Starwood Hotels & Resorts Worldwide, Inc., Senior Note 7.88% May 01, 2012	405	561	520	
Station Casinos, Inc., Senior Note 6.00% April 01, 2012	505	670	591	
Sungard Data Systems, Inc., Senior Note 9.13% August 15, 2013	415	518	503	
Tenet Healthcare Corp., Senior Note 9.88% July 01, 2014	405	554	488	
Texas Genco LLC/Texas Genco Financing Corp., Senior Note 6.88% December 15, 2014	405	509	514	
Triad Hospitals, Inc., Senior Subordinated Note 7.00% November 15, 2013	410	502	486	
TRW Automotive, Inc., Senior Note 9.38% February 15, 2013	410	547	520	
TXU Corp., Series P, Senior Note 5.55% November 15, 2014	510	588	569	
United Rentals North America, Inc., Senior Note 6.50% February 15, 2012	405	532	464	
Warner Chilcott Corp., Senior Subordinated Note 8.75% February 01, 2015	475	511	513	
Williams Cos., Inc., Note 6.38% October 01, 2010	425	501	500	
Xerox Corp., Senior Note 6.88% August 15, 2011	400	530	482	
Total US high yield corporate bonds		25,825	24,522	32.9
Total investments		91,329	80,371	107.9
Other assets and liabilities			(5,871)	(7.9)
Net assets			74,500	100.0

The accompanying notes are an integral part of the financial statements.

(This page intentionally left blank)

Barclays Income + Growth Split Trust

Statements of Financial Position
As at December 31

	2005	2004
Assets		
Investments — at market value	$101,569,772	$130,125,592
Cash	28,090	1,684,500
Securities lending income receivable	3,506	—
Accounts receivable securities sold	1,101,758	233,751
Distributions receivable from underlying trust units	684,345	873,760
	103,387,471	132,917,603
Liabilities		
Accounts payable securities purchased	830,959	116,648
Trustee fees payable	42,201	59,013
Service fees payable	45,602	52,398
Other expenses payable	90,360	88,802
Preferred securities	43,224,660	62,500,000
Accrued preferred securities interest	331,230	478,941
Distributions payable	269,074	342,719
	44,834,086	63,638,521
Net asset value	$ 58,553,385	$ 69,279,082
Unitholders' equity		
Unit capital	$ 39,550,564	$ 57,187,500
Retained earnings	19,002,821	12,091,582
	$ 58,553,385	$ 69,279,082
Number of units issued and outstanding (note 8)	4,322,466	6,250,000
Net asset value per unit	$ 13.55	$ 11.08
Average cost of investments	$ 82,480,670	$116,332,388

Statements of Operations
For the periods ended December 31 (note 1)

	2005	2004
Revenue		
Distributions from underlying trust units	$ 5,401,915	$ 4,653,223
Interest income	38,641	26,330
Securities lending income	99,715	46,763
	5,540,271	4,726,316
Expenses		
Trustee fees	499,512	383,529
Service fees (note 10)	197,679	132,827
Audit fees	16,720	18,023
Legal fees	11,938	8,605
Issue expenses	—	743,744
Custody fees	2,956	2,183
Recordkeeping expenses	11,576	23,415
Other expenses	135,295	104,475
Unitholders communication costs	36,142	49,735
Preferred securities interest	3,074,419	2,651,885
	3,986,237	4,118,421
Net investment income for the period	1,554,034	607,895
Gain on investments		
Net realized gain on sale of investments	8,202,728	696,183
Change in unrealized appreciation in value of investments	5,295,898	13,793,204
Net gain on investments	13,498,626	14,489,387
Increase in net assets from operations	$15,052,660	$15,097,282
Increase in net assets from operations per unit	$ 2.94	$ 2.42
Retained earnings		
Retained earnings — beginning of period	$12,091,582	$ —
Increase in net assets from operations	15,052,660	15,097,282
Distribution paid	(3,743,336)	(3,005,700)
Cost of units repurchased in excess of stated value	(4,398,085)	—
Retained earnings — end of period	$19,002,821	$12,091,582

Approved on behalf of the trustee
Barclays Global Investors Canada Limited



Rajiv Silgardo
Director



William Chinery
Director

The accompanying notes are an integral part of the financial statements.

Statements of Changes in Net Assets
For the periods ended December 31 (note 1)

	2005	2004
Net assets — beginning of period	$ 69,279,082	$ —
Increase in net assets from operations	15,052,660	15,097,282
Capital transactions		
Proceeds from issue of units	—	57,187,500
Redemption of units	(22,035,021)	—
Net capital transactions	(22,035,021)	57,187,500
Distributions (note 9)		
Capital gains	—	(1,661,994)
Net income	(569,669)	—
Return of capital	(3,173,667)	(1,343,706)
Total distributions	(3,743,336)	(3,005,700)
Increase (decrease) in net assets for the period	(10,725,697)	69,279,082
Net assets — end of period	$ 58,553,385	$ 69,279,082

Statement of Cash Flow
For the periods ended December 31 (note 1)

	2005	2004
Cash provided by (used in)		
Operating		
Net investment income for the period	$ 1,554,034	$ 607,895
Purchase of investments securities	(31,359,528)	(154,539,600)
Proceeds from disposition of investment securities	73,260,278	38,786,292
Increase (decrease) in distribution payable	(73,645)	342,719
Decrease (increase) in other receivables	185,909	(873,760)
Increase (decrease) in other payables	(169,761)	679,154
Net cash provided by (used in) operating activities	43,397,287	(114,997,300)
Financing		
Proceeds from units issued	—	57,187,500
Proceeds from preferred security issued	—	62,500,000
Unitholder redemptions	(22,035,021)	—
Preferred unitholder redemptions	(19,275,340)	—
Distributions	(3,743,336)	(3,005,700)
Net cash provided by (used in) financing activities	(45,053,697)	116,681,800
Increase (decrease) in cash during the period	$ (1,656,410)	$ 1,684,500
Balance of cash beginning of period	$ 1,684,500	$ —
Balance of cash end of period	$ 28,090	$ 1,684,500

Statement of Portfolio Investments
As at December 31, 2005

Security	Holdings	Average cost	Market value	Percentage of net assets
Exchange Traded Funds		(in $000s)	(in $000s)	%
iUnits S&P/TSX 60 Index Fund	400,900	19,952	25,489	
Total exchange traded funds		19,952	25,489	43.5
Canadian income trusts				
Consumer Discretionary				
Consumers' Waterheater Income Fund (The)	67,460	925	1,056	
Gateway Casinos Income Fund	11,900	243	190	
UE Waterheater Income Fund	73,188	1,014	1,010	
Yellow Pages Income Fund	65,141	742	1,062	
		2,924	3,318	5.7
Consumer Staples				
Connors Brothers Income Fund	103,297	1,442	1,109	
KCP Income Fund	53,122	507	489	
Rogers Sugar Income Fund	138,444	557	512	
		2,506	2,110	3.6
Energy				
Acclaim Energy Trust	55,189	574	1,046	
Advantage Energy Income Fund	46,121	781	1,035	
AltaGas Income Trust	36,730	715	1,027	
ARC Energy Trust	39,574	589	1,048	
Baytex Energy Trust	60,462	695	1,070	
Bonavista Energy Trust	27,914	599	1,064	
Canadian Oil Sands Trust	7,954	329	1,002	
CCS Income Trust	31,045	469	1,149	
Crescent Point Energy Trust	48,732	1,036	1,008	
Daylight Energy Trust	76,194	978	947	
Enerplus Resources Fund	18,451	635	1,031	
Esprit Energy Trust	45,196	582	608	
Fairborne Energy Trust	39,953	657	659	
Focus Energy Trust	42,146	629	1,084	
Fort Chicago Energy Partners, LP	85,270	804	1,022	
Freehold Royalty Trust	33,495	619	630	
Harvest Energy Trust	17,325	641	644	
Inter Pipeline Fund	105,106	769	1,056	
Ketch Resources Trust	56,255	632	632	
Keyera Facilities Income Fund	29,031	655	631	
NAL Oil & Gas Trust	57,989	588	1,048	
Paramount Energy Trust	28,102	639	623	
Pembina Pipeline Income Fund	66,980	830	1,068	
Pengrowth Energy Trust	46,140	733	1,045	
Penn West Energy Trust	28,000	1,047	1,064	
Petrofund Energy Trust	50,758	838	1,040	
Peyto Energy Trust	38,567	644	979	
Precision Drilling Trust	28,100	1,044	1,078	
PrimeWest Energy Trust	28,798	683	1,034	
Progress Energy Trust	62,518	919	1,073	
Provident Energy Trust	79,592	859	999	
Shiningbank Energy Income Fund	38,224	638	1,114	

The accompanying notes are an integral part of the financial statements.

Barclays Income + Growth Split Trust — continued

Statement of Portfolio Investments
As at December 31, 2005

Security	Holdings	Average cost (in $000s)	Market value (in $000s)	Percentage of net assets %
StarPoint Energy Trust	24,236	547	553	
Trilogy Energy Trust	41,630	1,027	991	
Trinidad Energy Services Income Trust	57,938	934	917	
True Energy Trust	24,232	515	504	
Vermilion Energy Trust	35,411	630	1,053	
Viking Energy Royalty Trust	114,471	600	1,053	
		27,103	35,629	60.9
Financials				
Boardwalk REIT	51,824	763	1,098	
Calloway REIT	45,656	765	1,084	
Canadian Apartment Properties REIT	66,937	925	1,081	
Canadian REIT	49,118	725	1,107	
Chartwell Seniors Housing REIT	68,003	916	1,088	
Davis & Henderson Income Fund	47,321	847	1,097	
Dundee REIT	12,833	306	330	
H&R REIT	51,423	765	1,070	
InnVest REIT	84,651	821	1,062	
Legacy Hotels REIT	144,265	963	1,154	
Primaris Retail REIT	65,696	786	1,073	
Retirement Residences REIT	121,321	1,262	1,062	
RioCan REIT	47,848	674	1,090	
Summit REIT	43,926	656	1,079	
		11,174	14,475	24.7
Health Care				
CML Healthcare Income Fund	73,688	980	1,061	
		980	1,061	1.8
Industrials				
BFI Canada Income Fund	37,578	681	1,056	
Mullen Group Income Fund	31,100	976	1,017	
Newalta Income Fund	40,037	747	1,168	
Superior Plus Income Fund	42,880	1,091	1,008	
TransForce Income Fund	65,101	1,082	1,111	
Westshore Terminals, Inc.	90,007	1,169	1,077	
		5,746	6,437	11.0
Materials				
Chemtrade Logistics Income Fund	15,558	270	166	
Fording Canadian Coal Trust	23,815	509	958	
Labrador Iron Ore Royalty Income Fund	39,499	1,045	1,057	
Noranda Income Fund	64,889	649	775	
Timberwest Forest Corp.	70,788	942	1,090	
		3,415	4,046	6.9
Telecommunication Services				
Bell Nordiq Income Fund	58,884	788	1,048	
		788	1,048	1.8
Utilities				
Algonquin Power Income Fund	101,240	887	1,058	
Boralex Power Income Fund	44,592	404	447	
Calpine Power Income Fund	128,941	1,117	1,035	
Clean Power Income Fund	120,571	909	537	
Energy Savings Income Fund	53,800	902	1,022	
EPCOR Power LP	29,145	919	1,027	
GAZ Metro, LP	23,071	474	452	
Great Lakes Hydro Income Fund	11,831	187	215	
Northland Power Income Fund	72,129	984	1,075	
Transalta Power, LP	111,073	1,110	1,089	
		7,893	7,957	13.6
Total Canadian income trusts		62,529	76,081	130.0
Total investments		82,481	101,570	173.5
Other assets and liabilities			(43,017)	(73.5)
Net assets			58,553	100.0

The accompanying notes are an integral part of the financial statements.

(This page intentionally left blank)

Barclays Top 100 Equal Weighted Income Fund

Statements of Financial Position
As at December 31

	2005	2004
Assets		
Investments — at market value	$348,411,195	$317,631,699
Cash	1,898,718	6,272,650
Deferred loan interest (note 6)	157,941	148,443
Securities lending income receivable	26,519	—
Accounts receivable securities sold	5,097,959	—
Distributions receivable from underlying trust units	3,144,756	2,459,079
	358,737,088	326,511,871
Liabilities		
Accounts payable securities purchased	5,965,825	1,711,200
Trustee fees payable	131,143	116,404
Service fees payable	247,747	110,597
Net unrealized loss on interest rate swap (note 6)	45,792	81,082
Issue expenses payable	—	335,233
Other expenses payable	21,137	31,183
Loans (note 6)	29,400,000	29,400,000
Distributions payable	2,174,681	2,706,490
	37,986,325	34,492,189
Net asset value	$320,750,763	$292,019,682
Unitholders' equity		
Unit capital	$275,838,095	$276,670,388
Retained earnings	44,912,668	15,349,294
	$320,750,763	$292,019,682
Number of units issued and outstanding (note 8)	29,112,200	29,200,000
Net asset value per unit	$ 11.02	$ 10.00
Average cost of investments	$301,090,826	$301,439,456

Statements of Operations
For the periods ended December 31 (note 1)

	2005	2004
Revenue		
Distributions from underlying trust units	$ 19,987,836	$ 2,933,431
Interest income	35,188	185,226
Securities lending income	459,082	2,517
	20,482,106	3,121,174
Expenses		
Trustee fees	1,461,500	165,896
Service fees (note 10)	974,333	110,597
Audit fees	13,873	3,074
Legal fees	9,142	3,687
Issue expenses	—	781,727
Interest expenses	935,124	94,014
Net realized loss on interest rate swap	620,497	—
Custody fees	8,923	922
Recordkeeping expenses	14,235	131
Other expenses	111,806	19,082
Unitholders communication costs	64,220	4,918
	4,213,653	1,184,048
Net investment income for the period	16,268,453	1,937,126
Gain on investments		
Net realized gain on sale of investments	6,902,564	7,497
Change in unrealized appreciation (depreciation) in value of interest rate swap contracts	35,290	(81,082)
Change in unrealized appreciation in value of investments	31,128,126	16,192,243
Net gain on investments	38,065,980	16,118,658
Increase in net assets from operations	$ 54,334,433	$ 18,055,784
Increase in assets from operations per unit	$ 1.86	$ 0.63
Retained earnings		
Retained earnings — beginning of period	$ 15,349,294	$ —
Increase in net assets from operations	54,334,433	18,055,784
Distribution paid	(24,751,540)	(2,706,490)
Cost of units repurchased in excess of stated value	(19,519)	—
Retained earnings — end of period	$ 44,912,668	$ 15,349,294

Approved on behalf of the trustee
Barclays Global Investors Canada Limited



Rajiv Silgardo
Director



William Chinery
Director

The accompanying notes are an integral part of the financial statements.

Statements of Changes in Net Assets
For the periods ended December 31 (note 1)

	2005	2004
Net assets — beginning of period	$ 292,019,682	$ —
Increase in net assets from operations	54,334,433	18,055,784
Capital transactions		
Proceeds from issue of units	—	276,670,388
Redemption of units	(851,812)	—
Net capital transactions	(851,812)	276,670,388
Distributions (note 9)		
Capital gains	(21,992)	(14,232)
Net income	(12,044,015)	(770,500)
Return of capital	(12,685,533)	(1,921,758)
Total distributions	(24,751,540)	(2,706,490)
Increase in net assets for the period	28,731,081	292,019,682
Net assets — end of period	$ 320,750,763	$ 292,019,682

Statement of Cash Flow
For the periods ended December 31 (note 1)

	2005	2004
Cash provided by (used in)		
Operating		
Net investment income for the period	$ 16,268,453	$ 1,937,126
Purchase of investments securities	(39,849,447)	(301,293,913)
Proceeds from disposition of investment securities	46,257,307	1,573,154
Increase in amounts of deferred loan interest	(9,498)	(148,443)
Increase (decrease) in distribution payable	(531,809)	2,706,490
Increase in other receivables	(712,196)	(2,459,079)
Increase (decrease) in other payables	(193,390)	593,417
Net cash provided by (used in) operating activities	21,229,420	(297,091,248)
Financing		
Proceeds from units issued	—	276,670,388
Unitholder redemptions	(851,812)	—
Distributions	(24,751,540)	(2,706,490)
Proceeds from loan	—	29,400,000
Net cash provided by (used in) financing activities	(25,603,352)	303,363,898
Increase (decrease) in cash during the period	$ (4,373,932)	$ 6,272,650
Balance of cash beginning of period	$ 6,272,650	$ —
Balance of cash end of period	$ 1,898,718	$ 6,272,650

Statement of Portfolio Investments
As at December 31, 2005

Security	Holdings	Average cost	Market value	Percentage of net assets
Canadian income trusts		(in $000s)	(in $000s)	%
Consumer Discretionary				
Brick Group Income Fund (The) — Class A	151,500	1,957	1,410	
CanWest MediaWorks Income Fund	51,300	478	472	
Cineplex Galaxy Income Fund	210,300	3,040	3,070	
Consumers' Waterheater Income Fund (The)	223,063	3,317	3,491	
Gateway Casinos Income Fund	224,800	4,017	3,588	
Movie Distribution Income Fund	140,400	1,830	1,243	
North West Co. Fund	110,200	3,022	3,967	
Osprey Media Income Fund	325,600	2,942	2,051	
Sleep Country Canada Income Fund	41,300	902	878	
UE Waterheater Income Fund	239,200	3,103	3,301	
Yellow Pages Income Fund	216,473	2,710	3,529	
		27,318	27,000	8.4
Consumer Staples				
Arctic Glacier Income Fund	228,100	2,517	2,463	
Connors Brothers Income Fund	341,627	4,641	3,669	
KCP Income Fund	363,200	3,617	3,341	
Rogers Sugar Income Fund	497,837	1,884	1,842	
		12,659	11,315	3.5
Energy				
Acclaim Energy Trust	182,500	2,333	3,458	
Advantage Energy Income Fund	151,678	2,900	3,402	
AltaGas Income Trust	122,667	2,757	3,429	
ARC Energy Trust	130,895	2,152	3,467	
Avenir Diversified Income Trust, LP	41,300	520	530	
Baytex Energy Trust	199,854	2,530	3,537	
Bonavista Energy Trust	93,321	2,459	3,556	
Bonterra Energy Income Trust	155,400	3,405	3,667	
Canadian Oil Sands Trust	26,300	1,553	3,314	
CCS Income Trust	125,050	2,482	4,627	
Crescent Point Energy Trust	161,200	2,655	3,334	
Daylight Energy Trust	256,760	3,314	3,192	
Enbridge Income Fund	192,900	2,446	2,793	
Enerplus Resources Fund	60,900	2,376	3,402	
Enterra Energy Trust	166,500	3,199	3,190	
Esprit Energy Trust	88,320	1,144	1,189	
Fairborne Energy Trust	149,563	2,485	2,468	
Focus Energy Trust	139,282	2,777	3,582	
Fort Chicago Energy Partners, LP	276,922	2,951	3,320	
Freehold Royalty Trust	178,406	2,999	3,356	
Harvest Energy Trust	93,254	1,984	3,468	
Inter Pipeline Fund	344,700	2,915	3,464	
Ketch Resources Trust	141,760	1,591	1,593	
Keyera Facilities Income Fund	153,001	1,910	3,328	
NAL Oil & Gas Trust	191,532	2,417	3,463	
NAV Energy Trust	127,200	1,139	1,201	
Paramount Energy Trust	151,300	2,115	3,354	
Pembina Pipeline Income Fund	218,886	2,864	3,491	

The accompanying notes are an integral part of the financial statements.

Barclays Top 100 Equal Weighted Income Fund — continued

Statement of Portfolio Investments
As at December 31, 2005

Security	Holdings	Average cost	Market value	Percentage of net assets
		(in $000s)	(in $000s)	%
Pengrowth Energy Trust	152,483	2,574	3,454	
Penn West Energy Trust	92,600	2,790	3,518	
Petrofund Energy Trust	167,700	2,462	3,436	
Peyto Energy Trust	127,600	2,742	3,240	
Precision Drilling Trust	92,900	3,451	3,565	
PrimeWest Energy Trust	95,000	2,359	3,410	
Progress Energy Trust	206,589	2,731	3,547	
Provident Energy Trust	262,400	2,734	3,293	
Sequoia Oil & Gas Trust	36,000	748	730	
Shiningbank Energy Income Fund	123,292	2,575	3,594	
StarPoint Energy Trust	152,911	2,792	3,486	
Thunder Energy Trust	57,000	682	684	
Total Energy Services Trust, LP	51,300	878	871	
Trilogy Energy Trust	136,632	3,369	3,252	
Trinidad Energy Services Income Trust	213,400	2,048	3,376	
True Energy Trust	59,876	1,263	1,245	
Vault Energy Trust	294,100	3,318	3,353	
Vermilion Energy Trust	116,952	2,179	3,478	
Viking Energy Royalty Trust	378,247	2,388	3,480	
Zargon Energy Trust	129,600	2,987	4,115	
		113,442	145,302	45.3
Financials				
Alexis Nihon REIT	168,100	2,214	2,236	
Boardwalk REIT	171,229	2,814	3,628	
Calloway REIT	149,500	2,516	3,549	
Canadian Apartment Properties REIT	221,200	2,882	3,572	
Canadian Hotel Income Properties REIT	289,700	2,836	3,389	
Canadian REIT	161,294	2,778	3,634	
Chartwell Seniors Housing REIT	224,400	2,741	3,590	
Cominar REIT	173,700	2,911	3,347	
Davis & Henderson Income Fund	151,709	3,112	3,518	
Dundee REIT	122,900	2,970	3,159	
GMP Capital Trust	34,700	631	622	
H&R REIT	166,165	2,927	3,456	
InnVest REIT	279,400	2,907	3,504	
IPC US REIT	305,200	2,921	3,467	
Legacy Hotels REIT	453,172	2,940	3,625	
Livingston International Income Fund	104,500	2,243	2,351	
Morguard REIT	315,200	2,820	3,467	
Primaris Retail REIT	216,700	2,766	3,541	
Retirement Residences REIT	340,223	3,022	2,977	
RioCan REIT	157,900	2,682	3,599	
Summit REIT	145,241	2,455	3,569	
Sunrise Senior Living REIT	270,550	3,064	3,642	
		59,152	71,442	22.3
Health Care				
CML Healthcare Income Fund	240,800	3,059	3,468	
Medical Facilities Corp.	212,800	2,353	2,437	
		5,412	5,905	1.8
Industrials				
BFI Canada Income Fund	121,977	2,928	3,426	
Contrans Income Fund	211,600	2,735	2,975	
Mullen Group Income Fund	55,200	1,732	1,804	
Newalta Income Fund	128,914	2,797	3,762	
Superior Plus Income Fund	142,632	3,846	3,352	
TransForce Income Fund	211,709	2,977	3,612	
Tree Island Wire Income Fund	66,900	1,016	610	
Wajax Income Fund	30,700	940	943	
Westshore Terminals, Inc.	297,400	2,855	3,557	
		21,826	24,041	7.5
Materials				
Chemtrade Logistics Income Fund	326,706	4,831	3,492	
Fording Canadian Coal Trust	78,600	2,151	3,161	
Great Lakes Carbon Income Fund	346,700	3,450	3,502	
Labrador Iron Ore Royalty Income Fund	136,134	2,753	3,643	
Noranda Income Fund	292,000	3,281	3,489	
SFK Pulp Fund	28,473	206	128	
Taylor NGL, LP	31,000	310	312	
Timberwest Forest Corp.	233,946	3,358	3,603	
		20,340	21,330	6.7
Telecommunication Services				
Bell Nordiq Income Fund	197,545	2,983	3,516	
		2,983	3,516	1.1
Utilities				
Algonquin Power Income Fund	327,439	3,076	3,422	
Atlantic Power Corp., LP	158,800	1,639	1,652	
Boralex Power Income Fund	348,100	3,468	3,488	
Calpine Power Income Fund	328,177	3,142	2,635	
Clean Power Income Fund	356,448	2,211	1,586	
Energy Savings Income Fund	179,048	3,125	3,400	
EPCOR Power LP	93,031	3,064	3,279	
GAZ Metro, LP	177,700	3,865	3,478	
Great Lakes Hydro Income Fund	191,515	3,397	3,476	
Innergex Power Income Fund	200,000	2,382	2,640	
Macquarie Power Income Fund	270,600	2,558	2,782	
Northland Power Income Fund	234,039	2,913	3,490	
Transalta Power, LP	329,762	3,119	3,232	
		37,959	38,560	12.0
Total Canadian income trusts		301,091	348,411	108.6
Other assets and liabilities			(27,660)	(8.6)
Net assets			320,751	100.0

The accompanying notes are an integral part of the financial statements.

1. The BARCLAYSfunds

The following Barclays Funds (the "Funds") are investment trusts established under the laws of Ontario by declarations of trust on the dates as noted below:

Fund Name	Short Name	Formation Date	Commencement Date	Termination Date
Dual Structure Funds				
Barclays Advantaged S&P/TSX Income Trust Index Fund	Advantaged Fund	28-Apr-03	14-May-03	15-Dec-10
Barclays Canada S&P/TSX Institutional Index Fund	Index Fund	28-Apr-03	14-May-03	N/A
Barclays Advantaged Equal Weighted Income Fund	Advantaged Equal Weighted Fund	26-Sep-03	16-Oct-03	15-Nov-10
Barclays Equal Weighted Income Fund	Equal Weighted Income Fund	26-Sep-03	16-Oct-03	N/A
Barclays Advantaged Corporate Bond Fund	Advantaged Corporate Bond Fund	29-Jan-04	18-Feb-04	15-Mar-14
Barclays Corporate Bond Fund	Corporate Bond Fund	29-Jan-04	18-Feb-04	N/A
Single Structure Fund				
Barclays Top 100 Equal Weighted Income Fund	Top 100 Equal Weighted Fund	28-Oct-04	17-Nov-04	30-Nov-14
Split Trust				
Barclays Income + Growth Split Trust	Split Trust Fund	29-Mar-04	16-Apr-04	31-May-09

The information provided in the financial statements and notes thereto is as at December 31, 2005 and 2004 and for the years then ended, except for the Funds which were established during the year, in which case the information provided relates to the period from date of commencement of the fund to December 31 in the year in which the fund was formed.

Barclays Global Investors Canada Limited (Barclays Canada), which acts as the trustee of the Funds, is responsible for the day-to-day administration.

The units of Advantaged Fund (BAI.UN), Advantaged Equal Weighted Fund (BAE.UN), Advantaged Corporate Bond Fund (BAC.UN), Top 100 Equal Weighted Fund (BTH.UN), Split Trust Fund Capital Units (BDS.UN) and Split Trust Fund Preferred Securities (BDS.PR.A) are listed on the Toronto Stock Exchange.

Dual Structure Funds

The Advantaged Fund, Advantaged Equal Weighted Fund and Advantaged Corporate Bond Fund are dual structure Funds. The dual structure is created by a forward agreement in each of the Advantaged Fund, Advantaged Equal Weighted Fund and the Advantaged Corporate Bond Fund, providing the holders of each of these Funds with the returns of the Index Fund, Equal Weighted Income Fund and Corporate Bond Fund respectively.

Split Trust Fund

The beneficial interest in the net assets and net income of the Split Trust Fund is divided into trust units of equal value called "Capital Units". The Split Trust Fund has also issued "Preferred Securities" pursuant to a trust indenture between the Split Trust Fund and Computershare Investor Services Inc. Canada as indenture trustee.

Termination of Funds

Each Fund will terminate on its termination date unless terminated earlier in accordance with the terms of its declaration of trust or unless holders determine to terminate the Fund prior to the termination date or to continue beyond the termination date by extraordinary resolution at a meeting called for such purpose.

Upon termination, and after paying or making adequate provision for all of the Fund's liabilities, the Fund will distribute its net assets to unit holders, on a pro rata basis, as soon as practicable after the termination date.

2. Summary of Significant Accounting Policies

These financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles; include estimates and assumptions by the trustee that may affect the reported amounts of assets, liabilities, income and expenses during the reporting period. The following is a summary of significant accounting policies followed by the Funds:

Valuation of Investments

Securities listed on an exchange are valued at the closing prices of the exchange. Fixed income securities are valued based upon price quotes by a dealer, independent of Barclays Canada. Short-term instruments are valued at market. The difference between the market value and the cost of short-term investments, excluding any foreign exchange gain (loss), is reported as interest income.

The Forward Agreements (note 4) are valued at amounts equal to the gains or losses that would be realized if the positions were to be closed out in accordance with their terms, in which case the fair values would be based on the current market values of the underlying interests. On cash settlement, the fair value of each of the Forward Agreements would equal the difference between the market value of each of the Common Share Portfolios (note 4) in the Advantaged Fund, the Advantaged Equal Weighted Fund and the Advantaged Corporate Bond Fund and the net asset value of the Index Fund, the Equal Weighted Income Fund and the Corporate Bond Fund respectively.

Preferred Securities

The Preferred Securities in the Split Trust Fund are classified as liabilities and payments to Preferred Securities holders are in the form of interest.

Investment Transactions and Income Recognition

Investment transactions are accounted for on a trade date basis. Realized gains and losses from investment transactions are calculated on an average cost basis. Interest is recognized as revenue on an accrual basis. Dividend income and distributions from the underlying income trusts are recorded on the ex-dividend date.

Forward Currency Contracts

The Barclays Corporate Bond Fund enters into forward currency contracts to hedge U.S. dollar currency exposure for at least 90% of its portfolio. A forward currency contract is an obligation to purchase or sell a currency against another currency, at a future date and price, which has been agreed upon by the two parties (the Fund and the Counterparty). The contract is traded over the counter and not on an organized commodities or securities exchange. The forward currency contracts are valued using the relevant exchange rates of the underlying currency present valued to account for future settlement dates and any gains or losses recorded for financial statement purposes as unrealized gains or losses until the contract settlement date. When the contracts are closed or delivered, gains and losses are recognized as investment income.

Interest Rate Swap

The Equal Weighted Income Fund, Corporate Bond Fund and Top 100 Equal Weighted Fund are permitted to engage in interest rate swap contracts with approved counterparties to hedge interest rate exposure to their loans. An interest rate swap is an agreement between two parties which involves the exchange of a floating rate and fixed rate interest payments for a specified period of time. The differential to be paid or received periodically on the swap contract is recognized as a realized gain or loss on the Statement of Operations. Swap contracts are stated at fair value. Unrealized gains are reported as an asset and unrealized losses are reported as a liability in the Statement of Financial Position. The Funds may be exposed to credit loss in the event of non-performance by the other party to the interest rate swap. The Funds manage these credit risks by engaging in contracts only with approved counterparties.

Securities Lending Income

The Funds, through their trustee and manager, can lend securities to investment dealers and banks on a collateralized basis. Securities lending income is recognized on an accrual basis.

Translation of Foreign Currency

Foreign currency amounts are expressed in Canadian dollars as follows:

- Market value of investments and other assets at the rate of exchange on each valuation date; and
- Purchase and sale of investments, investment income and expenses at the rate of exchange prevailing on the respective trade dates of such transactions.

Income Taxes

The Funds are subject to applicable federal and provincial taxes on the amount of their net income for tax purposes for the year, including net realized taxable capital gains, to the extent such net income for tax purposes has not been paid or made payable to unit holders in the year. In accordance with the Funds' declarations of trust, the Funds pay to unit holders sufficient income and net taxable capital gains so that they will not be subject to income taxes. As a result, no provision for income taxes has been made in these financial statements.

The Advantaged Fund, the Advantaged Equal Weighted Fund, Advantaged Corporate Bond Fund, Split Trust, and the Top 100 Equal Weighted Fund qualify as mutual fund trusts, and the Index Fund, the Equal Weighted Income Fund, and the Corporate Bond Fund qualify as unit trusts under the Income Tax Act (Canada) (the "Act"). These Funds are not taxed on that portion of taxable income that is paid to or allocated to unitholders. The Advantaged Fund, the Advantaged Equal Weighted Fund, Advantaged Corporate Bond Fund, Split Trust Fund and the Top 100 Equal Weighted Fund have elected December 15 as the taxation year-end as allowed by the Act.

Net income is paid to unitholders as specified in the Funds' declarations of trust.

Increase (Decrease) in Net Assets from Operations

Increase (decrease) in net assets from operations per unit is based on the increase (decrease) in net assets from operations divided by the average number of units outstanding during the period.

Issue Expenses

Issue expenses (note 3) are expensed on the commencement date of each Fund.

Implementation of National Instrument 81-106

The Canadian Securities Administrators ("CSA") issued National Instrument 81-106 ("NI 81-106") on June 1, 2005 which establishes a nationally harmonized set of continuous disclosure standards for investments funds. NI 81-106 applies to the annual financial statements of all investment funds for fiscal years ended on or after June 30, 2005.

NI 81-106 impacts the disclosure of an investment fund's financial statements, and accordingly, has no impact on the valuation of a fund. In addition, a discussion of the fund's position and financial results as well as financial highlights, including certain performance measurements, are disclosed in a new report, Management Report of Fund Performance.

3. Expenses

Trustee Fees

In compensation for its services as trustee of the Funds, Barclays Canada is entitled to receive fees, computed and accrued daily, at the following annual percentages of net asset value, and paid monthly in arrears plus applicable taxes:

Advantaged Fund	0.15%
Advantaged Equal Weighted Fund	0.40%
Advantage Corporate Bond Fund	0.26%
Index Fund	0.40%
Equal Weighted Income Fund	0.15%
Corporate Bond Fund	0.19%
Split Trust Fund	0.45%
Top 100 Equal Weighted Fund	0.45%

Service Fees

The Advantaged Equal Weighted Fund, Advantaged Corporate Bond Fund, Split Trust Fund Capital Units, and the Top 100 Equal Weighted Fund will pay to Barclays Canada a service fee, computed and accrued daily, at 0.30%, 0.20%, 0.30%, and 0.30% per annum, respectively, of the net asset value of the Fund. The service fee will be applied by Barclays Canada to dealers based on the number of units held by such dealers at the end of each quarter.

Forward Agreement Fees and Forward Agreement Stock Borrowing Cost

Under the Forward Agreement (note 4), the Advantaged Fund, Advantaged Equal Weighted Fund and Advantaged Corporate Bond Fund pay a fee to the Counterparties, calculated daily and payable monthly, of approximately 0.55% per annum of the notional amount of the Forward Agreement, plus reimbursement for the Forward Agreement stock borrowing costs incurred by dealers consistent with the Forward Agreement, which may vary based on the value of the Common Share Portfolios, calculated and payable monthly in arrears.

Issue Expenses

Each Fund's offering expenses, such as cost of creating and organizing the trust, cost of printing and preparing the prospectus, legal expenses, marketing and advertising expenses and other reasonable out-of-pocket expenses incurred by the distributing agents and other incidental expenses, are paid out of the gross proceeds of the Fund's offering.

4. Forward Agreements

To provide the Advantaged Fund with the means to meet its investment objectives, the Advantaged Fund invested the net proceeds of its initial public offering in a portfolio of common shares of Canadian public companies (the "Common Share Portfolio") and entered into a forward purchase and sale agreement (the "Forward Agreement") with the Bank of Montreal (the "Counterparty"). The Counterparty has agreed to pay to the Advantaged Fund on or about the termination date as the purchase price for the Common Share Portfolio an amount equal to 100% of the redemption proceeds of a corresponding number of units of the Index Fund. The Advantaged Fund will partially settle the Forward Agreement prior to the termination date in order to fund monthly distributions, redemptions of units by unitholders from time to time and expenses of the Advantaged Fund.

The values of the Common Share Portfolios and their affiliated Funds are as follows at December 31, 2005:

Fund	Termination Date	Value of Common Share	Value of Underlying Fund	Unrealized Gain on Forward Agreement
Advantaged Fund	15-Dec-10	$209,157,528	—	—
Index Fund		—	$244,897,168	—
		$209,157,528	$244,897,168	$35,739,640

The Advantaged Equal Weighted Fund has also invested its net proceeds of the initial public offering in a Common Share Portfolio and entered into forward purchase and sale agreements, with similar terms, with the Bank of Montreal, the Canadian Imperial Bank of Commerce and the Royal Bank of Canada as Counterparties.

Fund	Termination Date	Value of Common Share	Value of Underlying Fund	Unrealized Gain on Forward Agreement
Advantaged Equal Weighted Fund	15-Nov-10	$121,477,782	—	—
Equal Weighted Fund		—	$162,227,886	—
		$121,477,782	$162,227,886	$40,750,104

The Advantaged Corporate Bond Fund has also invested the net proceeds of its initial public offering in Common Share Portfolios and entered into forward purchase and sale agreement, with similar terms, with the Bank of Montreal, the Canadian Imperial Bank of Commerce and the Royal Bank of Canada as Counterparties.

Fund	Termination Date	Value of Common Share	Value of Underlying Fund	Unrealized Gain on Forward Agreement
Advantaged Corporate Bond Fund	15-Mar-14	$67,481,840	—	—
Corporate Bond Fund		—	$74,499,898	—
		$67,481.840	$74,499,898	$7,018,058

Counterparties	Credit Rating*
Bank of Montreal	Aa3
Canadian Imperial Bank of Commerce	Aa3
Royal Bank of Canada	Aa2

* Source: Moody's Investors Services, Inc

5. Forward Currency Contracts

The following forward currency contracts were held by the Barclays Corporate Bond Fund at December 31, 2005:

Contract	Face Value Local	Currency	Counterparty Rating	Settlement Date	Cost (CAD $)	Market Value (CAD $)	Unrealized Gain/(Loss) (CAD $)
Buy	940,000	USD	Aa2	01/04/06	1,095,692	1,098,027	2,335
Buy	56,419,000	USD	Aa2	01/04/06	66,182,308	65,904,011	(278,297)
Sell	1,150,000	USD	Aa2	01/04/06	(1,356,736)	(1,343,339)	13,397
Sell	56,209,000	USD	Aa2	01/04/06	(66,313,692)	(65,658,872)	654,820
Buy	106,000	USD	Aa2	01/13/06	130,459	123,795	(6,664)
Buy	333,000	USD	Aa2	01/13/06	390,509	388,880	(1,629)
Sell	439,000	USD	Aa2	01/13/06	(583,980)	(512,754)	71,226
Sell	333,000	USD	Aa2	02/03/06	(390,266)	(388,639)	1,627
Sell	56,419,000	USD	Aa2	02/03/06	(66,124,196)	(65,845,808)	278,388
Buy	106,000	USD	Aa2	02/14/06	130,338	123,698	(6,640)
Sell	439,000	USD	Aa2	02/14/06	(584,111)	(512,482)	71,629
Buy	157,000	USD	Aa2	03/14/06	192,882	183,094	(9,788)
Sell	439,000	USD	Aa2	03/14/06	(584,155)	(512,275)	71,880
Sell	51,000	USD	Aa2	03/14/06	(68,136)	(59,515)	8,621
Buy	106,000	USD	Aa2	04/13/06	130,110	123,545	(6,565)
Sell	439,000	USD	Aa2	04/13/06	(584,199)	(512,116)	72,083
Buy	106,000	USD	Aa2	05/12/06	129,998	123,490	(6,508)
Sell	439,000	USD	Aa2	05/12/06	(584,243)	(512,037)	72,206
Buy	157,000	USD	Aa2	06/14/06	192,372	182,816	(9,556)
Sell	439,000	USD	Aa2	06/14/06	(584,287)	(511,960)	72,327
Sell	51,000	USD	Aa2	06/14/06	(68,218)	(59,482)	8,736
Buy	106,000	USD	Aa2	07/14/06	129,765	123,380	(6,385)
Sell	439,000	USD	Aa2	07/14/06	(584,375)	(511,919)	72,456
Buy	106,000	USD	Aa2	08/14/06	129,659	123,343	(6,316)
Sell	439,000	USD	Aa2	08/14/06	(584,419)	(511,934)	72,485
Buy	157,000	USD	Aa2	09/14/06	191,870	182,632	(9,238)
Sell	439,000	USD	Aa2	09/14/06	(584,507)	(511,956)	72,551
Sell	51,000	USD	Aa2	09/14/06	(68,294)	(59,486)	8,808
Buy	106,000	USD	Aa2	10/13/06	129,437	123,269	(6,168)
Sell	439,000	USD	Aa2	10/13/06	(584,550)	(511,975)	72,575
Buy	106,000	USD	Aa2	11/14/06	129,320	123,227	(6,093)
Sell	439,000	USD	Aa2	11/14/06	(584,594)	(511,995)	72,599
Buy	157,000	USD	Aa2	12/14/06	191,383	182,456	(8,927)
Sell	439,000	USD	Aa2	12/14/06	(584,682)	(512,022)	72,660
Sell	51,000	USD	Aa2	12/14/06	(68,371)	(59,500)	8,871
Buy	106,000	USD	Aa2	01/12/07	129,113	123,141	(5,972)
Sell	439,000	USD	Aa2	01/12/07	(584,726)	(512,011)	72,715
Buy	106,000	USD	Aa2	02/14/07	128,997	123,071	(5,926)
Sell	439,000	USD	Aa2	02/14/07	(584,770)	(511,914)	72,856
Buy	157,000	USD	Aa2	03/14/07	190,904	182,193	(8,711)
Sell	439,000	USD	Aa2	03/14/07	(584,902)	(511,839)	73,063
Sell	51,000	USD	Aa2	03/14/07	(68,442)	(59,485)	8,957
Buy	106,000	USD	Aa2	04/13/07	128,785	122,958	(5,827)
Sell	439,000	USD	Aa2	04/13/07	(585,033)	(511,813)	73,220
Buy	106,000	USD	Aa2	05/14/07	128,679	122,931	(5,748)
Sell	439,000	USD	Aa2	05/14/07	(585,165)	(511,899)	73,266
Buy	157,000	USD	Aa2	06/14/07	190,433	182,036	(8,397)
Sell	439,000	USD	Aa2	06/14/07	(585,297)	(511,986)	73,311
Sell	51,000	USD	Aa2	06/14/07	(68,493)	(59,507)	8,986
Buy	106,000	USD	Aa2	07/13/07	128,467	122,877	(5,590)
Sell	439,000	USD	Aa2	07/13/07	(585,428)	(512,067)	73,361
Buy	106,000	USD	Aa2	08/14/07	128,371	122,847	(5,524)
Sell	439,000	USD	Aa2	08/14/07	(585,560)	(512,157)	73,403
Buy	157,000	USD	Aa2	09/14/07	190,025	181,912	(8,113)
Sell	439,000	USD	Aa2	09/14/07	(585,692)	(512,246)	73,446

Contract	Face Value Local	Currency	Counterparty Rating	Settlement Date	Cost (CAD $)	Market Value (CAD $)	Unrealized Gain/(Loss) (CAD $)
Sell	51,000	USD	Aa2	09/14/07	(68,544)	(59,542)	9,002
Buy	106,000	USD	Aa2	10/12/07	128,233	122,795	(5,438)
Sell	439,000	USD	Aa2	10/12/07	(585,780)	(512,325)	73,455
Buy	106,000	USD	Aa2	11/14/07	128,149	122,765	(5,384)
Sell	439,000	USD	Aa2	11/14/07	(585,911)	(512,421)	73,490
Buy	157,000	USD	Aa2	12/14/07	189,695	181,791	(7,904)
Sell	439,000	USD	Aa2	12/14/07	(586,087)	(512,515)	73,572
Sell	51,000	USD	Aa2	12/14/07	(68,595)	(59,579)	9,016
Buy	106,000	USD	Aa2	01/14/08	128,000	122,703	(5,297)
Sell	439,000	USD	Aa2	01/14/08	(586,219)	(512,584)	73,635
Buy	106,000	USD	Aa2	02/14/08	127,926	122,657	(5,269)
Sell	439,000	USD	Aa2	02/14/08	(586,350)	(512,606)	73,744
Buy	157,000	USD	Aa2	03/14/08	189,366	181,607	(7,759)
Sell	439,000	USD	Aa2	03/14/08	(586,526)	(512,635)	73,891
Sell	51,000	USD	Aa2	03/14/08	(68,646)	(59,597)	9,049
Buy	106,000	USD	Aa2	04/14/08	127,778	122,567	(5,211)
Sell	439,000	USD	Aa2	04/14/08	(586,702)	(512,667)	74,035
Buy	106,000	USD	Aa2	05/14/08	127,703	122,522	(5,181)
Sell	439,000	USD	Aa2	05/14/08	(586,877)	(512,700)	74,177
Buy	157,000	USD	Aa2	06/13/08	189,036	181,405	(7,631)
Sell	439,000	USD	Aa2	06/13/08	(587,053)	(512,736)	74,317
Sell	51,000	USD	Aa2	06/13/08	(68,717)	(59,614)	9,103
Buy	106,000	USD	Aa2	07/14/08	127,544	122,429	(5,115)
Sell	439,000	USD	Aa2	07/14/08	(587,272)	(512,779)	74,493
Buy	106,000	USD	Aa2	08/14/08	127,481	122,384	(5,097)
Sell	439,000	USD	Aa2	08/14/08	(587,448)	(512,820)	74,628
Buy	157,000	USD	Aa2	09/12/08	188,738	181,206	(7,532)
Sell	439,000	USD	Aa2	09/12/08	(587,623)	(512,862)	74,761
Sell	51,000	USD	Aa2	09/12/08	(68,789)	(59,635)	9,154
Buy	106,000	USD	Aa2	10/14/08	127,364	122,296	(5,068)
Sell	439,000	USD	Aa2	10/14/08	(587,755)	(512,905)	74,850
Buy	106,000	USD	Aa2	11/14/08	127,311	122,251	(5,060)
Sell	439,000	USD	Aa2	11/14/08	(587,975)	(512,959)	75,016
Buy	157,000	USD	Aa2	12/12/08	188,486	181,011	(7,475)
Sell	439,000	USD	Aa2	12/12/08	(588,106)	(513,000)	75,106
Sell	51,000	USD	Aa2	12/12/08	(68,855)	(59,657)	9,198
Buy	106,000	USD	Aa2	01/14/09	127,195	122,165	(5,030)
Sell	439,000	USD	Aa2	01/14/09	(588,326)	(513,065)	75,261
Buy	124,000	USD	Aa2	02/13/09	148,719	142,862	(5,857)
Sell	457,000	USD	Aa2	02/13/09	(634,636)	(536,784)	97,852
Buy	122,000	USD	Aa2	03/13/09	146,260	140,516	(5,744)
Sell	455,000	USD	Aa2	03/13/09	(629,129)	(534,212)	94,917
Buy	123,000	USD	Aa2	04/14/09	147,397	141,620	(5,777)
Sell	456,000	USD	Aa2	04/14/09	(623,831)	(534,670)	89,161
Buy	157,000	USD	Aa2	05/14/09	188,047	180,708	(7,339)
Sell	490,000	USD	Aa2	05/14/09	(593,145)	(564,789)	28,356
Buy	106,000	USD	Aa2	06/12/09	126,909	121,969	(4,940)
Sell	439,000	USD	Aa2	06/12/09	(539,268)	(506,918)	32,350
Buy	106,000	USD	Aa2	07/14/09	126,856	121,928	(4,928)
Sell	439,000	USD	Aa2	07/14/09	(563,193)	(510,013)	53,180
Buy	106,000	USD	Aa2	08/14/09	126,803	121,888	(4,915)
Sell	439,000	USD	Aa2	08/14/09	(531,541)	(505,672)	25,869
Buy	157,000	USD	Aa2	09/14/09	187,733	180,473	(7,260)
Sell	490,000	USD	Aa2	09/14/09	(593,880)	(564,371)	29,509
Sell	333,000	USD	Aa2	10/14/09	(387,762)	(381,204)	6,558
Buy	106,000	USD	Aa2	11/13/09	126,697	121,779	(4,918)
Sell	439,000	USD	Aa2	11/13/09	(520,215)	(503,691)	16,524
					(87,798,973)	(84,128,591)	3,670,382

6. Borrowings and Related Interest Rate Swap

Credit Facility

The Equal Weighted Income Fund, Corporate Bond Fund and Top 100 Equal Weighted Fund have entered into borrowing arrangements with 364 days revolving credit facilities with the Royal Bank of Canada. It is the intention of BGI to renew each of the revolving credit facilities, to the termination dates of each of the Advantaged Equal Weighted Fund, Advantage Corporate Bond Fund and the Top 100 Equal Weighted Fund respectively. Under the terms of the credit facilities, each respective Fund pays a floating rate of interest.

The credit facilities are collateralized by all of the assets of each of the Funds respectively.

Interest Rate Swap

The Equal Weighted Income Fund, Corporate Bond Fund and Top 100 Equal Weighted Fund have also entered into interest rate swap agreements which settle on or around the termination dates of each of the Funds, as described below, with the Royal Bank of Canada. Under the terms of the agreements, the Funds receive a floating rate of interest and pay a fixed rate of interest based upon the notional amounts set forth below. The notional amounts, described below, represents 100% of the total loans outstanding throughout the period.

Fund	Counterparty*	Termination Date	Notional Amount	Fixed Rate	Floating Rate	Unrealized Loss on Interest Rate Swap
Equal Weighted Income Fund..	Royal Bank	Nov 15, 2010	$18,600,000	5.4650%	CDOR + 50bps	66,645
Corporate Bond Fund.........	Royal Bank	Mar 17, 2014	$11,400,000	5.3175%	CDOR + 50 bps	17,823
Top 100 Equal Weighted Fund	Royal Bank	Dec 1, 2014	$29,400,000	5.1870%	CDOR + 37.5bps	45,792

* Counterparty credit rating for Royal Bank of Canada, Aa2, per Moody's Investors Services Inc

The Funds pay the swap payment approximately every quarter.

7. Taxation

Suspended Losses

Mutual fund trusts and unit trusts are subject to suspended loss rules contained in subsections 40(3.3) and 40(3.4) of the the Act). A loss on a disposition of capital property is considered a suspended loss when the trust acquires a property, that is the same or identical to the property sold ("substituted property"), within 30 days before and 30 days after the disposition and the trust still owns the substituted property 30 days after the original disposition. If a loss is suspended, the loss cannot be deducted against other capital gains. Instead it is deferred until the substituted property is sold and is not reacquired within 30 days before and after the sale.

The suspended losses as at December 31, 2005 and 2004 for the following funds are:

	2005	2004
Advantaged Fund	$ —	$61,158
Advantaged Equal Weighted Fund..........	—	33,581
Advantaged Corporate Bond Fund..........	6,154	804
Index Fund	219,077	182,712
Equal Weighted Income Fund	115,453	58,439
Split Trust Fund	1,115,146	938,358

Capital Loss Carry-Forwards

The following Funds had capital loss carry-forwards for income tax purposes as at December 31, 2005 and 2004. The capital losses may be carried forward indefinitely to be applied against future capital gains.

Funds	2005	2004
Advantaged Equal Weighted Fund	$1,161,294	$2,637,650
Advantaged Corporate Bond Fund	4,584,200	8,594,047

Non-Capital Loss Carry-Forwards

There are also non-capital loss carry-forwards as at December 31, 2005, which may be used to apply against future taxable income. These non-capital losses will expire on December 31 of the year indicated below unless they are used to apply against taxable income.

	Year of expiration	
Funds	2014	2010
Advantaged Equal Weighted Fund	$3,706,836	$439,661
Advantaged Corporate Bond Fund	1,742,965	—

8. Units Issued and Outstanding

The Funds are authorized to issue an unlimited number of redeemable, transferable units of one class, each of which represents an equal, undivided interest in the net assets of the relevant Funds.

The Split Trust Fund is also authorized to issue an unlimited number of additional Preferred Securities, which will be accounted for as direct unsecured debt obligations.

For the periods ended December 31, 2005 and 2004, the Funds issued and redeemed the following units:

	Advantaged Fund		Advantaged Equal Weighted Fund		Advantaged Corporate Bond Fund		Split Trust Fund	
	2005	2004	2005	2004	2005	2004	2005	2004
Balance — Beginning of Period	18,310,249	19,238,000	16,813,023	17,675,000	11,520,300	—	6,250,000	—
Issued								
At Commencement	—	—	—	—	—	11,000,000	—	6,000,000
At Over allotment	—	—	—	—	—	585,000	—	250,000
For payment of management fee	—	—	—	—	29,000	24,200	—	—
Redeemed								
From annual redemption	(2,649,834)	(903,751)	(4,055,962)	(861,977)	(3,281,971)	—	(1,927,534)	—
From market repurchase	(208,200)	(24,000)	(12,300)	—	(82,600)	(88,900)	—	—
Balance — End of Period	15,452,215	18,310,249	12,744,761	16,813,023	8,184,729	11,520,300	4,322,466	6,250,000

	Top 100 Equal Weighted Fund		Index Fund		Equal Weighted Fund		Corporate Bond Fund	
	2005	2004	2005	2004	2005	2004	2005	2004
Balance — Beginning of Period	29,200,000	—	18,310,627	19,230,052	16,777,021	17,668,851	11,490,481	—
Issued								
At Commencement	—	28,000,000	—	—	—	—	—	11,000,000
At Over allotment	—	1,200,000	—	—	—	—	—	595,079
On reinvestment of distribution	—	—	1,545,626	—	1,046,019	—	735,579	338,219
Redeemed								
From annual redemption	—	—	(2,634,385)	(896,662)	(3,759,628)	(891,830)	(3,250,590)	—
From market repurchase	(87,800)	—	(192,112)	(22,763)	(13,719)	—	(10,382)	(104,598)
Reduced by consolidation	—	—	(1,545,626)	—	(1,046,019)	—	(735,579)	(338,219)
Balance — End of Period	29,112,200	29,200,000	15,484,130	18,310,627	13,003,674	16,777,021	8,229,509	11,490,481

Annual Redemptions

Unit holders may surrender their units for redemption during the annual redemption period as stated in the prospectus of each of the Advantaged Fund, Advantaged Equal Weighted Fund, Advantaged Corporate Bond Fund, Top 100 Equal Weighted Fund and the Split Trust Fund. The redemption price per unit is equal the amount as described by each of the prospectuses of the Funds.

For the periods ended December 31 2005 and 2004, the following units were submitted for redemption by the unit holders of the Funds:

	Number of Units Redeemed		Redemption Price Per Unit	
	2005	2004	2005	2004
Advantaged Fund	2,649,834	903,751	$15.15	$11.26
Advantaged Equal Weighted Fund	4,055,962	861,977	11.30	11.00
Advantage Corporate Bond Fund	3,281,971	—	9.27	—
Split Trust Fund	1,927,534	—	11.43	—

Market Repurchase Program

To enhance liquidity and to provide market support for the units of the Advantaged Fund, Advantage Equal Weighted Fund, Advantaged Corporate Bond Fund and the Top 100 Equal Weighted Fund, these Funds have implemented a mandatory market purchase program. If, on any business day the market closing price of the units is less than 95% of the net asset value per unit of the Fund, the Fund will be obligated to purchase for cancellation on or about the succeeding business day, any units offered in the market at prices at or below the prior day's market closing price based on certain exceptions as noted in prospectuses of each Fund.

In addition, the Funds may at any time, purchase for cancellation units in the market.

For the periods ended December 31 2005 and 2004, the Funds repurchased the following number of units for cancellation.

	Number of Units Repurchased		Average Repurchase Price Per Unit	
	2005	2004	2005	2004
Advantaged Fund	208,200	24,000	$13.52	$11.70
Advantaged Equal Weighted Fund	12,300	—	11.42	—
Advantage Corporate Bond Fund	82,600	88,900	8.47	8.62
Top 100 Equal Weighted Fund	87,800	—	9.70	—

9. Distributions

In accordance with each Fund's declaration of trust, unit holders may receive the following distributions:

i) income, representing dividend income, interest income, securities lending income, net income from settlement of forward contracts, net income from settlement of forward currency contracts, after provisions are made for all expenses for the Funds;

ii) capital gains, representing the net realized capital gains on sale of investments and adjusted by losses suspended under the Act;

iii) return of capital, arising primarily from circumstances where the distribution exceeds the net investment income and net realized capital gains. A return of capital reduces the adjusted cost base of the unit holder.

If distributions are reinvested in additional units, these units will be immediately consolidated such that the number of outstanding units following the distribution will equal the number of units outstanding prior to the distribution. Such distributions increase the adjusted cost base of the unit holder.

10. Related Party Transactions

Trustee Fees

In accordance with the Funds' declarations of trust, Barclays is paid fees, in its capacity as trustee (note 3). For the Advantaged Corporate Bond Fund, the trustee fees were paid in units.

Service Fees

During the period, the Funds paid Barclays Canada for service fees (note 3).

Related Party Holdings

To achieve its investment objectives, the Split Trust Fund and the Corporate Bond Fund held iUnits S&P/TSX 60 Index Fund and iShares $ Corporate Bond Fund respectively, throughout the period.

Securities Lending

The Funds may lend investments, either directly, or through an agent, to brokers, dealers and other financial institutions desiring to borrow securities. Securities lending enables the Funds to earn additional income. By using such income to offset expenses, the Funds will be able to reduce the effect such expenses have on the Funds' ability to provide investment results that more closely correspond to the performance of the benchmark.

The Funds have entered into securities lending authorization agreements with Barclays Global Investors, N.A. (BGI) and Barclays Global Investors Limited (BGIL), as lending agents, subject to the overriding authority of Barclays Canada. BGI is a national bank association under the laws of the United States of America and BGIL is an investment manager regulated by the Financial Services Authority in the United Kingdom. Both BGI and BGIL have considerable experience and expertise in securities lending.

The Funds require collateral in the form of cash and obligations of, or guaranteed by, the Government of Canada or a province thereof or of the United States Government or its agencies or instrumentalities that have an aggregate value of not less than 102% of the market value of the loaned securities. The outstanding loans are currently collaterized at 105% of the market value of the loaned securities. The trustee assesses the creditworthiness of each borrower, and acts promptly to demand payment from any borrower in realizing any collateral. During the period the Funds received bonds and money market securities as collateral. The market value of securities owned by the Funds that have been loaned and market value of associated collateral at December 31, 2005 were as follows:

Fund	Market Value of Securities on Loan	Market Value of Collateral
Index Fund	$60,791,302	$63,916,255
Equal Weighted Income Fund	22,779,533	24,096,821
Split Trust Fund	7,504,970	7,923,381
Top 100 Equal Weighted Fund	57,675,664	60,784,115

11. Brokers' Commission

Commission paid to brokers for portfolio transactions for the periods ended December 31, 2005 and 2004 were as follows:

Fund	2005	2004
Index Fund	$164,993	$173,742
Equal Weighted Income Fund	310,748	236,756
Split Trust Fund	160,473	90,267
Top 100 Equal Weighted Fund	105,812	233,498

12. Comparative Figures

Certain comparative figures from 2004 have been reclassified to conform to current year's presentation.

March 3, 2006

Auditors' Report

To the unitholders and Trustee of:

Barclays Advantaged S&P/TSX Income Trust Index Fund
Barclays Canada S&P/TSX Institutional Index Fund
Barclays Advantaged Equal Weighted Income Fund
Barclays Equal Weighted Income Fund
Barclays Advantaged Corporate Bond Fund
Barclays Corporate Bond Fund
Barclays Income + Growth Split Trust
Barclays Top 100 Equal Weighted Income Fund
(collectively referred to as the "Funds")

We have audited the statements of portfolio investments of each of the Funds as at December 31, 2005, the statements of financial position for each of the Funds as at December 31, 2005 and 2004 and the statements of operations, changes in net assets and, where applicable, cash flows for the periods indicated in note 1. These financial statements are the responsibility of the Trustee. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of each of the Funds as at December 31, 2005 and 2004 and the results of each of their operations, changes in each of their net assets and, where applicable, each of their cash flows for the periods indicated in note 1, in accordance with Canadian generally accepted accounting principles.

Chartered Accountants

PricewaterhouseCoopers LLP

Toronto, Ontario

Annual Management Report of Fund Performance

For the year ended December 31, 2005

Barclays Advantaged S&P/TSX Income Trust Index Fund (BAI)

www.barclaysfunds.ca BARCLAYS*funds*

This annual management report of fund performance contains financial highlights but does not contain the complete annual financial statements of the investment fund(s). You can get a copy of the annual financial statements at your request, and at no cost, by calling 1-866-486-4874, by visiting our website at www.barclaysfunds.ca or SEDAR at www.sedar.com or by writing to us at BARCLAYS*funds*, c/o Barclays Global Investors Canada Limited, BCE Place, 161 Bay Street, Suite 2500, P.O. Box 614, Toronto, ON M5J 2S1.

Unitholders may also contact us using one of these methods to request a copy of the investment fund's proxy voting policies and procedures, proxy voting disclosure record, or quarterly portfolio disclosure.

This report may contain forward-looking statements. Forward-looking statements involve risks and uncertainties and are predictive in nature and actual results could differ materially from those contemplated by the forward-looking statements.

Barclays Advantaged S&P/TSX Income Trust Index Fund (BAI)
Management Report of Fund Performance

For the year ended December 31, 2005

Management Discussion of Fund Performance

Barclays Global Investors Canada Limited (Barclays Canada) is pleased to provide you with the Management Report of Fund Performance (MRFP) for the Barclays Advantaged S&P/TSX Income Trust Index Fund (BAI) for the year ended December 31, 2005. The MRFP is a new requirement of securities regulators to complement and supplement the annual and semi-annual financial statements of BAI. You and your financial advisor can use this information to assess BAI's performance and future prospects and how your investment in BAI aligns with your overall financial plan.

BAI is a closed end fund which trades on the Toronto Stock Exchange. Investors typically buy and sell BAI through a brokerage account. The ticker symbol is BAI.UN. BAI is expected to terminate on December 15, 2010 at which time BAI will distribute its assets, net of any liabilities, to unitholders.

This report for BAI includes:

- Investment objectives and strategies
- Risk
- Results of operations
- Recent developments
- Related party transactions
- Financial highlights
- Management fees
- Past performance
- Summary of investment portfolio

Barclays Advantaged S&P/TSX Income Trust Index Fund (BAI)
Management Report of Fund Performance
For the year ended December 31, 2005

Investment Objective and Strategies

The investment objective of BAI is to provide unitholders with tax-efficient monthly distributions consisting of capital gains and return of capital in an amount which equals, to the extent possible, the distributions paid on a portfolio of securities represented by the constituents of the S&P®/TSX® Capped Income Trust Index (the ''Index''), net of expenses, and to replicate, to the extent possible, the returns of the Index, net of expenses. The Index is provided by Standard & Poor's (S&P). The Index is comprised of some of the largest and most liquid income trust securities listed on the Toronto Stock Exchange (TSX) and selected by S&P using its industrial classifications and guidelines for evaluating issuer capitalization, liquidity and fundamentals.

BAI achieves its investment objective by investing in Canadian equities and entering into a forward agreement (the ''Forward Agreement'') with Bank of Montreal as counterparty which provides exposure to the returns of a portfolio of income trusts which track the Index. The income trust securities are held in a separate fund (Barclays Canada S&P/TSX Institutional Index Fund) (the ''Index Fund''). Under the Forward Agreement, BAI sells the Canadian equities to the counterparty and receives amounts reflecting the returns of the Index Fund. As a result of the Forward Agreement, the return to unitholders reflects the returns of the income trust securities in the Index Fund, instead of the returns of the Canadian equities held by BAI.

Risk

The risks of investing in BAI are described in the prospectus of BAI, dated April 28, 2003, and there have been no changes to BAI over the financial year that materially affected the risk level of BAI. BAI provides investors with exposure to the returns and risk of a diversified portfolio of Canadian income trusts and therefore is suitable for investors seeking income with some potential for long-term capital growth, who have a moderate to higher tolerance for risk, as the value of Canadian income trust securities can decline and BAI investments are concentrated in the income trust sector.

Results of Operations

BAI assets increased from $239 million at December 31, 2004 to $243 million at December 31, 2005. This change in assets resulted from a decrease of $40 million due to annual redemptions, a decrease of $3 million from market repurchases of units and an increase of $47 million due to market appreciation.

BAI paid expenses averaging 1.43% of assets or $3,504,752 for 2005. These expenses consisted of trustee fees of $1,444,126, forward agreement fees and stock borrowing cost of $1,838,082, audit fees of $17,216, custody fees of $13,292, unitholder communications costs of $5,945 and other expenses of $186,091.

For the year ended December 31, 2005, BAI returned 29.31% versus the Index return of 30.97%. The main reasons for the difference in performance between BAI and the Index were: fund expenses (–1.43%); and other miscellaneous factors (–0.23%). The performance of BAI was calculated using historical changes in net asset values and assumes all distributions are reinvested in additional units at the net asset value per unit at the time of the distribution.

Barclays Advantaged S&P/TSX Income Trust Index Fund (BAI)
Management Report of Fund Performance
For the year ended December 31, 2005

Recent Developments

Because of the higher than expected level of capital appreciation and annual redemptions, the tax characteristics of the BAI distributions in 2005 included a larger portion of capital gains than originally anticipated.

Related Party Transactions

BAI paid $1,444,126 to Barclays Canada for trustee fees in 2005. BAI has engaged Barclays Global Investors, N.A. (BGINA), an affiliate of Barclays Canada, as securities lending agent. BAI earned $359,041 from counterparties in securities lending income and BGINA received the same amount as BAI from counterparties for its role as lending agent. BAI did not pay any expenses to earn this securities lending income, as BGINA paid all expenses related to securities lending.

Barclays Advantaged S&P/TSX Income Trust Index Fund (BAI)
Management Report of Fund Performance

For the year ended December 31, 2005

Financial Highlights

The following tables show selected key financial information about BAI and are intended to help you understand BAI's financial performance for the past five years (or for the number of years since fund commencement if less than five years). This information is derived from BAI's audited annual financial statements.

Net Asset Value (NAV) per Unit

Fund commencement: May 14, 2003[1]

Value per Unit[2]	2005	2004	2003	2002	2001
Net asset value, beginning of period	$ 13.03	$ 11.32	$ 9.48	n/a	n/a
Increase (decrease) from operations:					
Total revenue	$ 0.01	$ —	$ —	n/a	n/a
Total expenses	(0.14)	(0.13)	(0.14)	n/a	n/a
Realized gains (losses) for the period	2.34	0.20	0.22	n/a	n/a
Unrealized gains (losses) for the period	1.55	2.49	2.34	n/a	n/a
Total increase (decrease) from operations	$ 3.76	$ 2.56	$ 2.42	n/a	n/a
Distributions to unitholders:[3]					
From income (excluding dividends)	$ —	$ —	$ —	n/a	n/a
From dividends	—	—	—	n/a	n/a
From capital gains	(0.46)	—	—	n/a	n/a
From return of capital	(0.51)	(0.90)	(0.50)	n/a	n/a
Total distributions to unitholders	$ (0.97)	$ (0.90)	$ (0.50)	n/a	n/a
Distributions paid in cash	$ (0.97)	$ (0.90)	$ (0.50)	n/a	n/a
Net asset value, end of period	$ 15.75	$ 13.03	$ 11.32	n/a	n/a

[1] Fund commencement is the date of the closing of the initial public offering of units and the first calculation of net asset value per unit.

[2] Net asset value and distribution per unit are based on the actual number of units outstanding at the relevant time. The per unit increase (decrease) from operations is based on the weighted average number of units outstanding over the period.

[3] The tax characteristics of distributions are reported annually by BAI to The Canadian Depository for Securities Limited (CDS). CDS makes this information available to brokers who provide it to unitholders through standard tax reporting.

Barclays Advantaged S&P/TSX Income Trust Index Fund (BAI)
Management Report of Fund Performance

For the year ended December 31, 2005

Ratios and Supplemental Data

Fund commencement: May 14, 2003[1]

	Year ended December 31				
Ratios and Supplemental Data	**2005**	**2004**	**2003**	**2002**	**2001**
Net assets ($000's)[2]	$ 243,372	$ 238,620	$ 217,775	n/a	n/a
Number of units outstanding	15,452,215	18,310,249	19,238,000	n/a	n/a
Management expense ratio (%)[3]	1.43%	1.59%	6.58%	n/a	n/a
Portfolio turnover rate (%)[4]	33.80%	43.22%	17.00%	n/a	n/a
Trading expense ratio (%)[5]	—	—	—	n/a	n/a
Closing market price ($)[6]	$ 15.31	$ 13.22	$ 11.25	n/a	n/a
Closing net asset value per unit ($)	$ 15.75	$ 13.03	$ 11.32	n/a	n/a

[1] Fund commencement is the date of the closing of the initial public offering of units and the first calculation of net asset value per unit.

[2] The information is provided as at December 31 of the year shown.

[3] Management expense ratio is calculated by dividing the total expenses for the period by the average daily net asset value for the period. The ratio is annualized for periods less than one year.

[4] Portfolio turnover rate is calculated by dividing the lesser of cost of purchases and proceeds of sales of securities by the average value of the portfolio of securities held by BAI for the period.

[5] Trading expense ratio is calculated by dividing the total commissions and other portfolio transaction costs for the period by the average daily net asset value for the period. The ratio is annualized for periods less than one year.

[6] Closing market price on the last trading day of the year as reported on the Toronto Stock Exchange.

Management Fees

BAI paid trustee fees to Barclays Canada of $1,444,126 during 2005. These trustee fees were 100% received by Barclays Canada for managing the portfolio, maintaining systems used to manage the BAI portfolio, maintaining the barclaysfunds.ca website, and providing all other services including investor support.

Past Performance

The following charts and tables show past performance for BAI. The indicated rates of return are the historical annual compounded total returns, including changes in unit values and the assumption that all distributions during the period are reinvested in additional units at the net asset value per unit at the time of the distribution. The reinvestment of distributions increases returns. These returns do not take into account sales, redemption, distribution or operational charges or income taxes payable by any unitholder that would have reduced returns. These returns do not necessarily indicate how BAI will perform in the future.

Year by Year Returns

Fund commencement: May 14, 2003[1]

The bar chart below shows BAI's annual performance for each of the years shown, and illustrates how BAI's performance has changed from year to year. The chart shows, in percentage terms, how much an investment made in BAI on the first day of each year would have grown or decreased by the last day of the year.



40%
30%
20%
10%
0%
26.25%2
24.38%
29.31%
2001
2002
2003
2004
2005

[1] Fund commencement is the date of the closing of the initial public offering of units and the first calculation of net asset value per unit.

[2] Return from May 14, 2003 to December 31, 2003.

Barclays Advantaged S&P/TSX Income Trust Index Fund (BAI)
Management Report of Fund Performance
For the year ended December 31, 2005

Annual Compound Returns

Fund commencement: May 14, 2003[1]

The following table shows BAI's annual compound total return for periods ended on December 31 for the periods shown. The annual compound return is compared to the return of the Index calculated on the same basis. The primary reason for the difference between BAI's returns and the Index returns was the expenses paid by BAI.

Annual Compound Return	1 Year	3 Years	5 Years	10 Years	Since Inception[1]
BAI	29.31%	n/a	n/a	n/a	30.85%
Index	30.97%	n/a	n/a	n/a	33.70%
Difference	-1.66%	n/a	n/a	n/a	-2.85%



40%
30%
20%
10%
0%
1 Year
3 Years
5 Years
10 Years
Since Inception
BAI
Index

[1] Fund commencement is the date of the closing of the initial public offering of units and the first calculation of net asset value per unit.

Summary of Investment Portfolio

The entire portfolio of BAI consisted of 85.9% in Canadian equities and 14.1% in cash. However, the returns to BAI investors do not reflect the returns of these securities, but rather the returns of the Index Fund through the Forward Agreement. The entire portfolio of the Index Fund consisted of 98.8% income trusts and 1.2% in cash. The following shows the top 25 positions (or all positions if total is less than 25) held by each of BAI and the Index Fund based on market value. This summary may change due to the ongoing portfolio transactions of BAI. Quarterly updates of BAI's investment portfolio are available on the internet at www.barclaysfunds.ca.

BAI

Security	% of Net Assets
Research In Motion, Ltd.	24.9%
ATI Technologies, Inc.	8.8%
Western Oil Sands, Inc. — Class A	7.8%
Inco, Ltd.	7.7%
Nortel Networks Corp.	5.8%
Kinross Gold Corp.	5.1%
Patheon, Inc.	5.0%
CGI Group, Inc.	4.6%
Cognos, Inc.	4.3%
Canfor Corp.	4.2%
Westjet Airlines, Ltd.	4.2%
Angiotech Pharmaceuticals, Inc.	3.6%

Index Fund

Security	% of Net Assets
Canadian Oil Sands Trust	9.4%
Yellow Pages Income Fund	6.2%
Enerplus Resources Fund	5.3%
Fording Canadian Coal Trust	4.7%
ARC Energy Trust	4.0%
RioCan REIT	3.6%
Pengrowth Energy Trust	2.9%
Penn West Energy Trust	2.5%
Bonavista Energy Trust	2.5%
PrimeWest Energy Trust	2.3%
Peyto Energy Trust	2.1%
Petrofund Energy Trust	1.9%
Precision Drilling Trust	1.9%
H&R REIT	1.8%
Provident Energy Trust	1.7%
Acclaim Energy Trust	1.7%
Superior Plus Income Fund	1.6%
Shiningbank Energy Income Fund	1.6%
Vermilion Energy Trust	1.5%
Inter Pipeline Fund	1.5%
Energy Savings Income Fund	1.5%
Pembina Pipeline Income Fund	1.4%
Summit REIT	1.3%
Viking Energy Royalty Trust	1.3%
CCS Income Trust	1.3%

BARCLAYS *funds*

BARCLAYS GLOBAL INVESTORS
BCE PLACE, 161 BAY STREET, SUITE 2500
P.O. BOX 614 TORONTO, ON M5J 2S1

BARCLAYS

END